UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Dunamis Charge, Inc.

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Michigan

Date of organization

March 26, 2020

Physical address of issuer

19785 W. 12 Mile Rd., Ste. 345

Southfield, MI 48076

Website of issuer

http://www.dunamischarge.com

Is there a co-issuer? **No.**

Regulation Crowdfunding Intermediary Funding Portal: **Rise Up Crowdfunding Portal, LLC**

CIK number of intermediary: **0001898740**
SEC file number of intermediary: **007-00339**
CRD number, if applicable, of intermediary:
Amount of maximum compensation to be paid to the intermediary for conducting the offering:
$5,000.00 of target offering amount plus 4% of the gross proceeds raised from the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: **1% "equity" fee based on the number of securities sold in the offering.**

Type of Security Offered: **Convertible Note**
Price: **Face Value**
Interest Rate: **10%**
Maturity Date: **sooner of (a) the date on which all outstanding principal and unpaid interest is due and payable upon an Event of Default, as defined in the Promissory Note, or (b) the seventh anniversary of the Closing.**
Target Offering Amount: **$10,000**
Oversubscription Accepted: **Yes**
If yes, disclose how oversubscriptions will be allocated: **First Come, First-Served Basis**
Maximum Offering Amount: **$5,000,000**
Deadline to reach the target offering amount: **12 months from Offering Date.**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 9

	Most recent fiscal year-end: (2022)	Prior fiscal year-end: (2021)
Total Assets:	$548,041	$0
Cash & Cash Equivalents:	$25,899	$0

Accounts Receivable:	$0	$0
Short-term Debt:	$0	$0
Long-term Debt:	$1,592,142	$0
Revenues/Sales:	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income	(1,069,250)	$0

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

THE COMPANY

1. Name of issuer: **Dunamis Charge, Inc.**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

· Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
· Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
· Not an investment company registered or required to be registered under the Investment Company Act of 1940.
· Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
· Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years

immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

· Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes   ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Name	Position(s) with the Issuer	Year Joined as a Director
Natalie King	President & Officer	2020
Kimathi Booth	Vice President of Energy Operations	2021
David Ellis	Vice President of Engineering and Product Development	2022

Business Experience of each Director for the past three (3) years

Director	Employer	Employer's principal business	Occupation and activities	Dates of Service
Natalie King	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Found & Chief Executive Officer Oversee all aspects of the company, including product development, funding, personnel development, public branding, and all manufacturing, marketing, and operational activities.	2012-present
	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Manage and navigate the company; ensure that all projects are completed on time and within budget; foster a positive work culture and develop the skills of fellow team members.	2020-present

Kimathi Booth	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Vice President of Energy Operations Strategic planner and executor of programs and projects within two divisions of the company: Energy Management services and LED Lighting products, as well as for its wholly owned subsidiary Dunamis Charge which manufactures Electric Vehicle Chargers at a newly refurbished production facility in Detroit, MI.	2021-present
	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Lead Engineer Manage design, and build of products and ensure safety and efficient cost.	2019-2024
David Ellis	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Vice President of Engineering and Product Development Oversees utility generation, electrical transmission and distribution systems, engineering management, training development, and regulatory compliance.	2022-present
	DTE Energy	Detroit-based diversified energy company involved in the development and management of energy-related businesses and services nationwide.	Manager of Operations Manage operations in the areas of power transmission, power plants, wind energy, smart grid, and energy policy.	2011-2022

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Name	Position(s) with the Issuer	Year Joined as a Director
Natalie King	President & Officer	2020
Kimathi Booth	Vice President of Energy Operations	2021
David Ellis	Vice President of Engineering and Product Development	2022

Business Experience of each Officer for the past three (3) years

Officer	Employer	Employer's principal business	Occupation and activities	Dates of Service
Natalie King	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Found & Chief Executive Officer Oversee all aspects of the company, including product development, funding, personnel development, public branding, and all manufacturing, marketing, and operational activities.	2012-present
	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Manage and navigate the company; ensure that all projects are completed on time and within budget; foster a positive work culture and develop the skills of fellow team members.	2020-present

Kimathi Booth	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Vice President of Energy Operations Strategic planner and executor of programs and projects within two divisions of the company: Energy Management services and LED Lighting products, as well as for its wholly owned subsidiary Dunamis Charge which manufactures Electric Vehicle Chargers at a newly refurbished production facility in Detroit, MI.	2021-present
	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Lead Engineer Manage design, and build of products and ensure safety and efficient cost.	2019-2024
David Ellis	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Vice President of Engineering and Product Development Oversees utility generation, electrical transmission and distribution systems, engineering management, training development, and regulatory compliance.	2022-present
	DTE Energy	Detroit-based diversified energy company involved in the development and management of energy-related businesses and services nationwide.	Manager of Operations Manage operations in the areas of power transmission, power plants, wind energy, smart grid, and energy policy.	2011-2022

6. PRINCIPAL SECURITY HOLDERS:

Natalie M. King is the sole shareholder of the Company and holds 100% of the authorized common stock.

7. BUSINESS AND ANTICIPATED BUSINESS PLAN

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Dunamis Charge, Inc.'s mission is to make high-quality, affordable electrical vehicle (EV) charging solutions accessible everywhere. Dunamis Charge aims to transform lives with world-class, dependable EV charging technology. The Company is dedicated to revolutionizing how people access energy and their goal is to create a world where going electric is easy and accessible for everyone, whenever and wherever it's needed. The Company is committed to making best-in-class, cost-effective EV charging solutions available while benefiting the planet. Dunamis Charge, Inc.'s primary charging solutions include (1) Level 2 Residential EV Charger; (2) Level 2 Commercial EV Charger, and (3) DC Fast EV Charger (coming soon).

Dunamis Charge, Inc.'s EV charging stations are hardware technology designed for safety and reliability while offering drivers a user-friendly, premium charging experience. The Company rigorously tests all products in order to ensure that they are built to withstand the elements. Dunamis Charge, Inc.'s stations are part of a complete solution that includes 24/7 driver support, cloud-based software with features and plans for every industry, and world-class service and maintenance.

The Company expects to generate approximately $24,458,400 in gross revenue in 2024. As Dunamis Charge, Inc. begins production in the first quarter 2024, it will place an emphasis on raising capital, marketing and sales, hiring top tier engineers and c-suite executive management, inventory and equipment, material procurement and research and development (R&D) for second and third generation electric vehicle charger models.

The Company's marketing and R&D are in-house.

Through its Company Note with Dunamis Clean Energy Partners, LLC ($5,312,160.50 as of December 31, 2023) and initial cash contribution by its Founder Natalie King ($25,000), Dunamis Charge, Inc. has raised $5,337,160.50 for its startup operations.

The Company currently has pending financial institution lending through lines of credit that will assist with operation costs. This line of credit will assist with working capital of the Company.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors in this offering ("Investors") must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company may operate online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

The success of the Company may depend, at least in part, on the continued performance of its marketing and sales.Any event materially affecting the performance of the Company's sales may have a material adverse effect on the Company.

The business operates in a growing market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition and/or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company utilizes third-party vendors and manufacturers for various material requirements related to the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, either of which would cause the Company's business to suffer.

The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and as a result the cost of products may be higher.

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard product, business, taxation and environmental requirements, including those concerning electric vehicle chargers and other energy management equipment and services. The Company's electrical vehicle chargers are not regulated by any particular governing body, and other applicable rules enforced by local and state agencies as it regards workplace and consumer safety, and the authorization, licensing, and good manufacturing practices of the manufacture and sale of electric vehicle chargers are adhered to by the Company. Still, undetermined industry wide Reliability Standards that lead to inferior mechanical and electrical design and build of units may open the Company up to potential litigation, fines, or other sanctions pertaining to the production of its products.

We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Control of the Company and all of its operations are with Natalie King (the "Founder") and will likely remain with her. Investors must rely upon the judgment and skills of the Founder.

Much of the Company's success depends on the skills, experience, and performance of its key members of personnel: Natalie M. King, David Ellis and Kimathi Booth, and on key suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the Company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the Company's business, operating results, and financial condition.

We may not raise sufficient funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.

The Company may revise the use of proceeds of the Regulation CF Offering. The Form C filed in connection with the Regulation CF Offering described the Company's then intentions regarding the use of proceeds of the offering. However, the Company is free to use such proceeds in a different manner, based on the judgment of the Founder. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment.

No representation or warranty of any kind is made by the Issuer, the members, managers, directors, officers or counsel to the Issuer, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

THIS IS A SPECULATIVE INVESTMENT

The Investor must be willing and able to tolerate a total loss of its investment, as this is a speculative venture. Investments in private companies, particularly early to mid-stage private companies, involve a high degree of risk. The Corporation will be comparatively vulnerable to adverse developments such as rapid changes in technology, fluctuations of demand and prices and to marketing competition from larger, better established companies, as well as more vulnerable to catastrophic weather events or other "Acts of God," wars, pandemics, epidemics, or other acts of force majeure.

The Investor acknowledges that any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of Corporation or its management. Investment in the Corporation may never be profitable and substantial losses may occur. The actual financial performance of the Corporation may not match its predictions which would mean that the Corporation may not generate expected returns. Actual returns may differ dramatically from expected returns. As such, an investment in the Corporation is suitable only for persons who can bear the economic risk for an indefinite period of time and who can afford to lose their entire investment.

NO GUARANTEE OF RETURN

No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that the Investor will not lose a substantial portion or all of the investment. For this reason, the Investor should carefully read all materials provided by the Corporation in relation to the investment and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

RISK OF LITIGATION AND UNINSURED LOSSES

If the Corporation is ever subjected to lawsuits or proceedings by government entities or private parties, the Corporation's general liability insurance policy may not cover all of the resulting liability, costs and expenses. Instead, expenses, costs and liability would instead be borne by the Corporation and could harm its financial condition.

TAX CONSEQUENCES MAY VARY

No representation or warranty of any kind is made by the Corporation or its management team or advisors with respect to any tax consequences of any investment in the Corporation. The Investor should seek its own tax advice concerning the tax consequences of an investment in the Corporation.

NO LEGAL OR FINANCIAL ADVICE

In making an investment decision, the Investor must rely on its own examination of the Corporation and the terms of this offering, including the merits and risks involved. The Investor should consult its own counsel, accountant, financial advisor, or other professional adviser as to investment, legal, tax and other related matters concerning the Investor's proposed investment.

ADDITIONAL CAPITAL NEEDS

The Corporation expects that it will need to raise additional capital simultaneously or subsequent to this offering in order to expand and continue operating its business. The Corporation is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Corporation will raise any particular amount in this current or other simultaneous offerings or in any subsequent (future) offerings. Also, there is no guarantee that, in such a scenario, such additional capital will be available on terms favorable to the Investor or at all.

CERTAIN FACTORS MAY AFFECT FUTURE SUCCESS.

Any continued future success that the Corporation might enjoy will depend upon many factors, including factors beyond the control of the Corporation and/or which cannot be predicted at this time. These factors may include but are not limited to defaults on loans that the Corporation has made; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, as described further below; changes in general economic conditions and specific economic conditions in Detroit, MI, such as consistent supply chain pressures; barriers to electric vehicle adoption; limited selection of electric vehicle in production; increases in operating costs; the Corporation's ability to obtain grant funding or other loans; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Corporation's business, operating results, and financial condition. Unforeseen changes in consumer attitudes, market dynamics, or regulations may also adversely affect the Corporation, and therefore negatively affect the investment of the Investor.

EFFECTIVE USE OF PROCEEDS.

The Corporation may revise the Use of Proceeds of this offering. Changes to or failure to use such proceeds effectively could harm the business and financial condition of the Corporation.

THE CORPORATION'S SUCCESS DEPENDS ON THE PERFORMANCE OF ITS AFFILIATED COMPANY

The success of the Corporation will depend, at least in part, on the continued performance of its Affiliated Company Dunamis Clean Energy Partners, LLC, which may provide opportunities for further investment into the Corporation. Any event materially affecting the performance of the Affiliated Company may have a material adverse effect on the Corporation.

INTELLECTUAL PROPERTY

The Corporation has filed trademark and patent applications with the USPTO. The Corporation's ability to compete against other businesses selling similar products depends in part on its ability to secure and enforce rights to these trademarks and patents. However, there is no guarantee that the applications we have filed, or may in the future file, will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even if our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

KEY PERSONNEL

The Corporation's success substantially depends on the efforts of its Chief Executive Officer Natalie King. The Investor must rely upon the startup capital, management, judgment and skills of the CEO. The Corporation's success also depends upon its ability to recruit, train, and retain other qualified management. The loss of the services of any of key personnel of both the Corporation, such as Natalie King, or the Corporation's inability to recruit, train, and retain qualified management, may have a material adverse effect on the Corporation's business and financial condition.

LACK OF LIQUIDITY

There is no guarantee that there will be a secondary market or exchange for the resale of Corporation's Notes. The Corporation is not currently publicly traded, and there is currently no secondary market for the Notes. An investor seeking to sell their Note may have great difficulty in finding a buyer or may not find any buyers for the Notes at all. Furthermore, unless and until the Notes are registered, there will likely be restrictions on the resale of the Notes under federal and State securities laws.

Any decision to become publicly traded will be at the discretion of the Corporation and its Board of Directors. Any investor in the Corporation's Notes may have to retain their investment in the Corporation even if it is no longer financially desirable to do so.

NOT REGISTERED WITH THE SEC AND UNRATED

The Notes by the Corporation have not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of these shares is made in reliance on an exemption from registration under Regulation Crowdfunding. In addition, the securities being offered have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment.

RISKS INHERENT TO MANUFACTURING AND FEDERAL REGULATIONS OF ELECTRIC VEHICLE CHARGERS AND ENERGY MANAGEMENT SERVICES

A manufacturing corporation is defined as a corporation that is engaged in the production of some article, thing, or object, by skill or labor, out of raw material, or from matter which has already been subjected to artificial forces, or to which something has been added to change its natural condition. Manufacturing corporations are highly regulated by local, state, and federal regulatory bodies, including those concerning electric vehicle chargers and other energy management equipment and services. The Corporation's electrical vehicle chargers are not regulated by any particular governing body, and other applicable rules enforced by local and State agencies as it regards workplace and consumer safety, and the authorization, licensing, and good manufacturing practices of the manufacture and sale of electric vehicle chargers. undetermined industry wide Reliability Standards that lead to inferior mechanical and electrical design and build of units may open the Corporation up to potential litigation, fines, or other sanctions pertaining to the production of its products.

RISKS INHERENT IN THE SALE OF MANUFACTURING OF ANY OF THE RAW MATERIALS USED TO CREATE THE ELECTRIC VEHICLE CHARGERS

The primary raw materials necessary to produce electric vehicle charges include lithium, nickel, cobalt, manganese, aluminum, copper and graphite. Rising energy costs and volatile raw material pricing have caused cost inflation across the entire value chain from mining to vehicles, which may affect the Corporation's future success. Supply Chain shortages of certain electrical components, including but not limited to semiconductor chips, may cause long lead times for material delivery. Across the power and infrastructure industry, consistent supply chain pressures stemming from the pandemic have affected the Electric Vehicle charging market, specifically a lack of chips that are critical components of the charging infrastructure. Additionally, demand for the primary raw materials may increase so quickly in the next term that the supply chain could have difficulties keeping up.

LIMITED EXPERIENCE IN ELECTRIC VEHICLE CHARGERS MANUFACTURING

Although the Corporation's CEO has been in the electric vehicle equipment business for 13 years, respectively, the Corporation has only been working in the electric vehicle chargers product manufacturing industry since 2020. Thus, the Corporation's experience in electric vehicle chargers manufacturing is limited. This limited experience may disadvantage the Corporation and pose a risk to the Investor where a portion or all of its investment may be lost.

COMPETITION IN THE ELECTRIC VEHICLE CHARGERS AND ENERGY MANAGEMENT SERVICES INDUSTRY

The electric vehicle chargers and energy management industry is highly competitive and could become even more competitive, affecting the Corporation's sales, revenues, and profits. For example, additional competitors could enter the market or there could be increased success among existing competitors. The Corporation competes with other similar businesses, including competitors who may have greater access to capital, marketing, sales opportunities, and other resources. Specifically, the Corporation competes with ChargePoint, Inc., Autel, WeBox, Blink Charging, Enel X and Volta. Competition is rapidly growing in the industry, as many competitors have seen rapid financial and business growth within the last 2-3 years through IPO and SPAC offerings. There can be no assurance that the Corporation will be able to compete successfully, and such competitive pressures may affect the Corporation's ability to earn profits. As a result, the Investor may lose a substantial portion or all of its investment.

LIMITED TRANSFERABILITY OF SECURITIES

The Investor should be fully aware of the long-term nature of their financial support of the Corporation. The Notes may be transferred only if certain requirements are satisfied as further described in Appendix B, Subscription Agreement, and Appendix C, Bylaws. The Investor has represented to the Corporation that it is acquiring the shares for its own investment only and without a view to their immediate resale or distribution.

THE COMPANY HAS NOT YET COMMENCED FULL OPERATIONS

The Corporation was incorporated as a Michigan Business Corporation on March 26, 2020. Because the Corporation is still in the development stage, it has earned little revenues and has not produced any profits. There is no assurance that it will ever earn sufficient revenues or produce profits over time. As a fairly new enterprise, the Corporation is likely to be subject to risks its key personnel or management has not anticipated. This can result in the Investor losing all or substantially all of its investment in the Corporation.

LITIGATION COULD ADVERSELY AFFECT THE COMPANY

If the Corporation is involved in litigation or other similar proceedings or becomes the target of a regulatory investigation, such an event could be very costly, both because of the legal costs and because it would likely distract key personnel from their regular duties; and such an event could result in an adverse outcome with additional costs. Such an event could have a material adverse effect on the Corporation's operations, which could negatively impact the Investor's investment and the Investor may lose its entire investment.

THE COMPANY MAY NOT BE ABLE TO LIQUIDATE ALL ITS ASSETS

The Corporation intends to exist perpetually, but may liquidate and dissolve at sometime after the close of this offering by a court order, bankruptcy, or some other cause outside of the Corporation's control. The board of directors and shareholders may also decide to liquidate the Corporation at such earlier time for various business reasons without consulting the Investors.

There is a risk that the Corporation may at that time have assets that it is unable to liquidate. If it is possible to find a buyer for these illiquid assets, the market value of those assets may be substantially below the amount the Corporation invested in the assets. As a result, the Corporation may suffer a substantial loss on those assets, which would reduce the amount distributable to Investors. As a result, Investors may lose a portion of the value of their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C and its Exhibits contain forward-looking statements. From time to time, additional written forward-looking statements may be made by the Corporation. These forward-looking statements may include projections of revenues, income or loss, capital expenditures, business relationships, financings, proposed financings or investments by third parties, product development, plans for future operations, and plans relating to products of the Corporation, as well as assumptions relating to the foregoing. These statements are based upon management's current expectations, beliefs, and assumptions about future events, are other than statements of historical fact, and involve a number of risks and uncertainties.

The words "believe," "may," "will," "could," "would," "plan," "expect," "intend," "anticipate," "estimate," "project" or the negative or plural of these words or similar expressions identify forward-looking statements, which speak only as of the date the statement was made, but are not the exclusive means of identifying those statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which are described above in this Form C, which cannot be predicted or quantified] Future events and actual results could differ materially from those set forth in, contemplated by, or underlying such forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form C A may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

> You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Corporation undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Form C and to conform these statements to actual results or to changes in its expectations.

> You should read this Form C and its Exhibits with the understanding that the Corporation's actual future results, levels of activity, performance, and events and circumstances may be materially different from what the Corporation expects.

> **THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY THE INVESTOR IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

You should read this Form C, including its Appendices, with the understanding that the Corporation's actual future results, levels of activity, performance, and events and circumstances may be materially different from what the Corporation expects.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The purpose of this offering is to expand the Corporation's operations and capacity to manufacture, market and distribute electrical car vehicle chargers.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:

$24,500 (49%) of the proceeds will go towards paying salaries of existing employees and hiring new staff;

$12,500 (25%) of the proceeds will go towards marketing and branding strategies;

$12,500 (25%) of the proceeds will go towards research & developments and technological advancements;

$500.00 (1%): RiseUp [funding portal]'s intermediary fee.

If we raise: **$ 5,000,000**

Use of Proceeds:

$1,500,000 (30%) of the proceeds will go towards building capacity through new staff hires, including but not limited to, legal services, bookkeeping services, and independent contractors;

$1,250,000 (25%) of the proceeds will go towards paying salaries of existing employees and hiring new staff;

$250,000 (5%) of the proceeds will go towards marketing and branding strategies;

$500,000 (10%) of the proceeds will go towards research & developments and technological advancements;

$250,000 (5%) of the proceeds will go towards existing facilities expenses;

$50,000 (1%) of the proceeds will go towards improving new informational infrastructures, operations, and systems;

$750,000 (15%) of the proceeds will go towards overhead and administrative expenses, including but not limited to, malpractice insurance, professional development, bank fees, and start-up and growth operations; and

$350,000 (7%) of the proceeds will go towards rents and other leasing expenses;

$100,000 (2%): RiseUp [funding portal]'s intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C.

DELIVERY & CANCELLATIONS

11.

   (a) Attach "testing the waters" materials, if used.
   (b) How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the stated deadline, we may conduct an early or intermediate closing of the offering if we provide notice about the new offering deadline at least five (5) business days prior to the new offering deadline (absent a material change that would require an extension of the total offering and reconfirmation of the investment commitment). The crowdfunding intermediary will notify investors if we conduct an early closing. Thereafter, we may conduct an additional closing at our discretion on the deadline date or until we reach our total maximum or oversubscribed offering amount of $5,000,000.

We are required to amend this offering document called the Form C during the offering period and prior to the offering deadline in order to reflect material changes. Material changes include, but are not limited to, any changes to the share price, offering maximum, offering deadline, or any significant changes to ownership or voting powers.

The following describes the process to invest in the Corporation, including how the Corporation will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will electronically sign and deliver a Subscription Agreement, attached hereto and made a part hereof, to the Corporation through the crowdfunding intermediary, which will bind its investment commitment to Corporation (except that the Investor has until 48 hours prior to the target offering deadline to cancel its investment as further described in Item 12 herein).

2. <u>Acceptance of the Investment.</u> Once the Subscription Agreement is complete, the Investor's commitment will typically be recorded within a few minutes on the crowdfunding intermediary's portal. After the target offering deadline or within five (5) days of the Investor's signing, whichever is later, and save for any material changes to the offering which would require an extension in the target offering deadline, the Subscription Agreement will be countersigned electronically by the Corporation. The executed Subscription Agreement will then be sent to the Investor via email, and will also be available to download on the crowdfunding intermediary's portal.

3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by the crowdfunding intermediary into an escrow account held with a third party bank on behalf of the Corporation.

4. <u>Progress of the Offering.</u> The Corporation, through the crowdfunding intermediary, will provide Investors with periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the crowdfunding intermediary when the target offering, and the oversubscribed amount is met.

5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Corporation on the deadline date identified in the Cover Page to this Form C.

6. <u>Early Closings.</u> If the target offering or oversubscribed amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Corporation, including this Form C, is posted on the crowdfunding intermediary portal. The Investor will be provided notice of any early closing by email at least five days prior and the Investor must reconfirm their investment commitment within five business days of receipt of this notice. At the time of the early deadline and upon reconfirmation of the Investor, Investor funds will be transferred to the Corporation from the escrow account, provided that the target offering amount is still met after any prior Investor cancellations and at the time of the new offering deadline, the Corporation continues to meet or exceeds the target offering amount.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in the Corporation's books and records, as well as on the crowdfunding intermediary portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

Investors may cancel an investment commitment until 48 hours prior to the deadline for the target offering amount as identified on the cover page by going through the crowdfunding intermediary. The crowdfunding intermediary will notify the Investors when the target offering amount has been met.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Corporation upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Corporation, the Investor will be provided notice of the change and must reconfirm their investment commitment within five (5) business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications from the crowdfunding intermediary disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five (5) business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the 48- hour period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or if the offering does not close, all of the Investor's funds will be returned within five business days.

The Corporation's right to cancel. The Investor will sign a Subscription Agreement that provides that the Corporation may accept or reject any investment commitment, in whole or in part. This means that the Corporation may sell to the Investor a Note valued lower than what Investor subscribes to purchase or may decline to sell a Note to the Investor at all. If the Corporation accepts the Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase the Note, and a copy of this Agreement will be executed by the Corporation and returned to the Investor. If the Corporation rejects Investor's subscription in whole or in part, the Corporation will return the payment tendered for any unissued portion of the subscription submitted prior to the execution of this Agreement by the Corporation.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

SeeAppendix B.

14. Do the securities offered have voting rights?

No.

15. Are there any limitations on any voting or other rights identified above?

Investors will have no voting rights.

16. How may the terms of the securities being offered be modified?

The terms of the securities may be amended (for the purposes of this Question 16, the term "amendment" includes modification) by amending the document in which the term appears, which is either the Subscription Agreement or the Note.

The Subscription Agreement and the Note may be amended (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the parties.

If there is any material amendment to the Subscription Agreement or the Note during this offering, the Corporation must amend this Form C by filing with the SEC a Form C/A disclosing the amendment. The Investor will then be notified of the amendment and will have five days to reconfirm the Investor's investment commitment. If the Investor does not reconfirm their commitment within that time period, the Investor's commitment will be canceled.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Notwithstanding the foregoing, the Investor is required to hold the Unsecured and Subordinated Promissory Notes for the life of the Corporation unless being transferred to the Corporation or to a member of Investor's family, or in connection with the death or divorce of Investor.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer

Natalie M. King is the sole shareholder of the Company.

Class of Security	Number (or amount) Authorized	Number (or amount) Outstanding	Voting Rights	Other Rights
Common Stock	2,000,000	2,000,000	Yes	See Appendix E.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors have no voting rights and will have no voting rights. The voting shareholders of the Corporation may make decisions that harm the company's financial condition and its ability to make payments on the Note, and the Investor will have no recourse to change those decisions.

For example, voting shareholders could consent to a merger, a significant asset sale, or the election or removal of directors. Decisions made by the shareholders could also cause changes to the terms of the agreements governing the Corporation's operations or cause the Corporation to engage in additional public offerings (including potentially a public offering). All of these decisions could harm the Corporation's financial position and cause the Investor to lose all or part of its investment.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Investors shall have the right to purchase securities in a future offering by the Corporation prior to any third parties and upon terms specified in a written term sheet concerning the future round of securities. (Any future offering of securities is speculative, not guaranteed, and may only be exercised at the option and sole discretion of the Corporation.)

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholder(s) [have][has] more voting power than any other shareholder in the Corporation, and Investors in this offering, whether they have voting rights or not, will have to rely largely on the judgment of such shareholder(s). The Investor's interests may conflict with those of the principal shareholder(s), and there is no guarantee that the Corporation will develop in a way that is optimal or advantageous to such an Investor. The principal shareholder(s) may make decisions with which an Investor in this offering disagrees and that negatively affect the value of the Investor's Preferred Shares. Such Investors will have no recourse to change such decisions.

For example, the principal shareholders may change the terms of the Articles of Incorporation or Bylaws, or change the management of the Corporation. As another example, the principal shareholders may make changes that affect the tax treatment of the Corporation in ways that are unfavorable to the Investor but favorable to them. As a final example, they may vote to engage in new offerings and/or to register certain of the Corporation's securities in a way that harms the financial condition of the Corporation and the Corporation's ability to make payment on the Notes.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Notes are valued at face value and promissory notes issued by the Corporation in the future will also be valued at face value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The Investor will have no ownership in the Corporation.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. If the Corporation sells additional promissory notes, this additional debt could affect the Corporation's ability to make payment on the Notes. A sale of the issuer or of assets of the issuer. The Investor will have no say in a sale of the issuer or assets of the issuer. If there is a sale of the Corporation or the assets of the Corporation, there is no guarantee that the Corporation will have funds to repay or provide a return to the Investors. Transactions with related parties. The Investor should be aware that there will be occasions when the Corporation may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the board of directors of the Corporation will be guided by their good faith judgment as to the Corporation's best interests. The Corporation may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the board of directors. By investing in this offering, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

Creditor	Amount Owed	Interest Rate	Maturity Date	Other Material Information
Dunamis Clean Energy Partners, LLC	$5,312,367.38 as of December 31, 2023	4% per annum	7 years after Closing of Offering ("Closing Date")	Holder is affiliated company Dunamis Clean Energy, LLC owned and managed by Natalie M. King. Holder will continue to issue the Note plus any accrued, but unpaid interest to the Investors in installments, on an as-needed-basis at various amounts and at varying dates until one of the following occurrences: (1) the date the Company garners $20,000,000 in gross revenues ("Solvency

				Date"); (2) the date the Company receives $500,000 in additional equity and/or debt financing ("Additional Financing Date"); or (3) three years from the Issuance Date, whichever is earlier ("Maturity Date") The Company may prepay this Note without penalty charges.

25. What other exempt offerings has the issuer conducted within the past three years?

  - On December 3, 2021, the Company sold an unsecured, subordinated promissory note to its affiliated The purchase price was $1,505,736.47. The sale was exempt under the U.S. Securities Act. The proceeds were used for manufacturing, staffing, inventory, marketing, and other commercial purposes.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  1.   any director or officer of the issuer;
  2.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  3.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
  4.   or (4) any immediate family member of any of the foregoing persons.

    ·   **No.**

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
- · **Yes**
- · No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Investor should read the following discussion and analysis of the Corporation's financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this Form C (Question 8) for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

2023 Results of Operations, Liquidity and Capital Resources

- The Company did not have revenues for the year 2023 and operated at a net loss. In 2023, the Company's capital resources consisted of debt capital from its Company Note. The proceeds of the Company Note helped us significantly, affording us the opportunity to develop our products in the midst of a delayed launch.

Successes and Challenges in 2023

- In 2023, there was also an 8 month delay in production due to delays in obtaining recommended manufacturing certifications.

Current Results of Operations, Liquidity and Capital Resources

- We are on track to generate revenue this year. The Company's projected revenues for 2024 is $24,458,400 with a net income of $1,513,961. The Company anticipates the launch in production during 1st quarter 2024. In 2024, the Company was awarded a $2,500,000 grant by the State of Michigan. $500,000 of these proceeds were used to pay off an existing operational loan. Another $1,377,500 of the grant proceeds were used to assist our 2nd quarter product launch and other operating expenses.

Outlook for 2024

- We hope to be profitable this year as we will have launched our production and hopefully, successfully reached our capital raising goals needed to scale and grow by year's end. We currently have $622,500 in cash available as of April 5, 2024. The Corporation intends to use $622,500 to pay for necessary operational expenses.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix D, Financial Statements.

Aggregate Offering Amount	Financial Information Required	Financial Statements Required
$5,000,000	Financial Statements by Issuer and predecessors	Financial Statements audited by a public accountant

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i.   in connection with the purchase or sale of any security?

   Yes **No**

    ii.   involving the making of any false filing with the Commission?

   Yes **No**

    iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   Yes **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i.   in connection with the purchase or sale of any security?

   Yes **No**

    ii.   involving the making of any false filing with the Commission?

   Yes **No**

    iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   Yes **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i.   at the time of the filing of this offering statement bars the person from:

      A.   association with an entity regulated by such commission, authority, agency or officer?

      Yes **No**

      B.   engaging in the business of securities, insurance or banking?

      Yes **No**

      C.   engaging in savings association or credit union activities?

      Yes **No**

      ii.   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

      Yes **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

      Yes **No**

      ii.   places limitations on the activities, functions or operations of such person?

      Yes **No**

      iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock?

      Yes **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

      Yes **No**

      ii.   Section 5 of the Securities Act?

      Yes **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Yes **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

Yes **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Yes **No**

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and

   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the Appendices to this Form C as well as the Corporation's web page on the intermediary's website (such page is located at https://riseupcrowdfunding.com/) for any other material information provided to Investors in this offering.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
4.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B:Term Sheet, Convertible Note, Note Purchase Agreement

Appendix C: Bylaws

Appendix D: Financial Statements

Appendix E: Shareholders Agreement

Appendix F. Restated Articles of Incorporation

APPENDIX A
Business Description & Plan



EV for EVERYONE



WHO WE ARE

- First African-American woman owned and MBE-certified EV charging company
- High-quality, EV charging solutions 'Made in America'
- Focused on Innovation and Sustainability
- Committed to Promoting Diversity and Inclusivity in the EV Industry





Dunamis Charge: A Company of First's

- **First African-American woman owned EV charging company**

- **First EV charging company to pursue urban consumer market**

- **First EV charging company expected to achieve profitability in record time**



Company Highlights



- Spin-Off of Division of Successful 12-year-old Cleantech Company

- Proven, Vertically-Integrated Business Model Lead by Experienced Management Team

- Patent-Pending Vehicle-Agnostic Technology Provides Competitive Advantage

- Strong relationships with OEMs, including Stellantis, Cummins, Toyota, DTE and Apple

- Expects Positive EBITDA by 4Q03 Following Deployments in 4Q03

- Streamlined Operations and Self-Funding Key to Attractive Valuation and Lean Balance Sheet

Corporate Achievements Since Launching 2010



    

Annual gross revenue is $5.9M with 155 total employees

Patent-Pending EV Charger Manufacturer

Best in-class LED Lighting Manufacturer

Energy Management specific to small, medium & large sized business including nonprofits

LEED®; ENERGY STAR Certification/Partnership; ISO 50001 Certification (to standards)

    

Experienced Trade Alley with more than 60 utility programs throughout the nation

Additional services include energy audits and modeling, energy-efficient equipment retrofits and energy-related incentive procurement, including utility rebates and 179D tax credit

Endeavor Detroit 2021 Scale-up Initiative Cohort Member Ernst & Young 2021 Entrepreneur of the Year Apple Impact Accelerator Inaugural Cohort Stellantis National Black Supplier Development Cohort Cummins Care Supplier Dev. Program

Graduate, Tuck School of Business at Dartmouth "Building a High Performing Minority Business" Executive Education Program

More than a century of collective team experience designing, installing, and managing renewable energy and energy-efficiency projects



Highest Quality Level 2 Commercial EV Chargers

Level 2 Electric Vehicle Charging Stations

01   Real-time Remote Monitoring and Control

02   Charging network and vehicle agnostic

03   Made in USA by American workers; Extended warranty

04   "Plug & Charge", NFC, Smartphone app and/or QR Code access

05   Vertically Integrated Domestic Supply Chain

Energy Management Services

01   Energy Audits & Modeling / Engineering Analysis / Project Management

02   Renewable Energy / Energy Storage / EVC System Integration & Optimization

03   Energy-Efficiency-Centered Continuous Improvement Program Development (ENERGY STAR. ISO 50001)




DUNAMIS
CHARGE
"EV For Everyone"
LEVEL 2
ELECTRIC VEHICLE CHARGER
COMMERCIAL
Product Key Features (Commercial)
• Real-time Monitor, Control & Analytics
• Integrated Energy Management
• Circuit/Power Sharing & Load balancing
• OCPP 1.6/2.0 or Proprietary Network
• 4.3" Color Touchscreen
• WiFi and Wireless 4G (Secured)
• NFC, QR Code, Smartphone App
• Easy to upgrade configurations
• Renewable/Energy Storage Colocation
• Patent Pending
• 5 Year Warranty*
• Manufactured & Assembled in the USA

EV Chargers and Services for Multiple Application

01 **Branding**
- White-Label
- Product / Feature development

02 **Facilities Implementation**
- HQ, Factories,
- Distribution Offices
- Dealer Officers

03 **Fleet (Light/Medium Duty)**
- Destination Zero
- Run-on-Less Depot Demonstration (NACFE)
- Fleet Management System Integration

04 **Smart School Buses**
- Blue Bird
- 155kWh systems (8hr charging)



Dunamis Charge:
Beyond EV Charging Products



Powering Operations with 100% Renewable Energy by 2030 and Net Zero Carbon Emissions by 2040

01 **Energy Management - Facilities**
- Energy Audits / Modeling / Analysis
- Energy-Efficiency Measure Recommendations
- Energy Management Program Development

02 **Energy Systems Integration**
- Renewable Energy / Energy Storage Systems
- EV Infrastructure (220V – 480V systems)
- New Power systems (On/off road)

03 **Fleet Management / Integration**
- Duty Cycle / Scheduled Charging
- Fleet Management to EVC software Integration
- Rate Optimization

04 **Community / Environmental Impact**
- Education / Training
- Collaboration, Partnerships, Support
- Workforce/Community Development

11/30/2023

Three-Pronged Approach in Jointly Empowering Disadvantaged Communities



01 Collaborative marketing efforts targeting disadvantaged communities

02 Expanding EV charging infrastructure in underserved areas

03 Joint Initiatives to Support Local Businesses and Promote Economic Growth

9



COMPETITIVE LANDSCAPE

Company Name	Funding to Date	Est. Annual Revenue	Products/ Services	Pricing	Customer Base	Differentiators
DUNAMIS CHARGE	$2.0M	$41M (2023)	Level 2 AC EV Charge Stations; DCFC Charge Stations (2023); EM4EV Services	$600 - $3499; $14,995 - $47,995; $155/hr Contract SOW	Home, Commercial, Fleet	Expert advice/guidance for Early Adopters (1st-time users); Incentive Experts; Patent-Pending technology; Charging Network agnostic
chargepoint	$882M (12 rounds)	$146.6M	Level 2 AC EVC; DCFC Chargers; ChargePoint Network	$699 - $8200; $40,800 - $98,000 (est); $39.99/mo	Home, Commercial, Fleet	Early Market presence; ChargePoint Network
Blink	$227.6M (4 rounds)	$8.5M	Level 2 AC EVC; DCFC Chargers;	$549 - $3499; $20,000 - $75,000 (est)	Commercial	Property Partner agreements
VOLTA	$264M (14 rounds)	$47M (est)	Level 2 AC EVC; DCFC Chargers; Charging Towers	$999 - $5500; $17,000 - $60,000 (est)	Large Retail Sites	Free Charging through advertising



PROGRESS

Self-funded activities for Level 2 charging station development:

R&D, Ground-up design, Prototype builds and UL/ETL & ENERGY STAR certifications

Q1 2023
Gen 2, Level 2 Commercial EV Charging Station "Soft" launch production

Q2 2023
Level 2 Commercial 3rd Party / In-field Testing and Pilot Prog. Planning

Q3 2023
Level 2 Commercial UL/ETL/ES complete / Pedestal Prototype complete

Q3 2023
Level 2 Commercial H-V Production Start / L2 Pilot Program Deployment Start

Q4 2023
Level 2 Residential H-V Production Start / Gen 1 DCFC Program Deployment

Q3 2024
Gen 2 DCFC NEVI U.S. Production Start



Building a Strong and Lasting Partnership

- **Working together to achieve sustainability goals**

- **Creating a more inclusive and diverse EV industry**

- **Demonstrating the power of collaboration and shared values.**




Q & A
PLUG IN WITH
DUNAMIS
CHARGE
1634 E. Grand Blvd.
Detroit, MI 48211
Phone: 248-327-0257
www.dunamischarge.com
nking@dunamischarge.com

APPENDIX B
Term Sheet, Convertible Note, Note Purchase Agreement

CONVERTIBLE NOTE OFFERING
UNDER REGULATION CROWDFUNDING
(THE "OFFERING")

SUMMARY OF TERMS

The intent of this term sheet ("***Term Sheet***") is to describe certain key terms of an investment in Dunamis Charge, Inc., a Michigan corporation (the "***Company***"), pursuant to a potential offering under Regulation Crowdfunding under the Securities Act of 1933, as amended (the "***Offering***")

This Term Sheet is a summary only and does not constitute a legally binding agreement or a commitment to invest. There is no obligation on the part of any party until the definitive documents are signed by all parties. This summary of terms does not constitute either an offer to sell or an offer to purchase securities.

Type of Security:	Convertible promissory notes (the "***Notes***," each, a "***Note***")
Total Offering Amount:	$5,000,000
Purchase Price:	Face value
Minimum Investment Amount:	$500
Minimum Offering Amount:	$10,000
Interest Rate:	10% per annum.
Payment Schedule:	Simple interest on the principal amount of each Note will begin to accrue on the Interest Accrual Start Date.

"***Interest Accrual Start Date***" means the date that is 24 months after the Closing.

"***Closing***" means the "completion" or "termination" of the Offering as such terms are defined in 17 CFR 230.152(d)(1).

Interest will continue to accrue until the Maturity Date. The Company will make its first interest payment by March 31 of the first calendar year that follows the Interest Accrual Start Date. Thereafter, interest payments shall continue to be due quarterly: on March 31, June 30, September 30 and December 3 of each calendar year. The entire outstanding principal balance of the Note, together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date unless earlier converted into equity securities.

Maturity Date: The sooner of (i) the date on which all outstanding principal and unpaid interest is due and payable upon an Event of Default or (ii) the seventh anniversary of the Closing.

Prepayment: The Company has the right to prepay the principal and any accrued interest at any time during the term of the Note without penalty.

Optional Conversion: If the Company conducts an initial public offering ("*IPO*") of equity securities (the "*IPO Securities*") before the Maturity Date, investors shall have the option to convert either or both of the unpaid principal and accrued interest under the Notes into IPO Securities at a conversion price equal to the lower of (i) 80% of the price per share agreed to in the IPO or (ii) the quotient obtained by dividing (A) the Valuation Cap by (B) the number of common shares of the Company that are outstanding immediately prior to the IPO (the "*IPO Conversion Price*"). The total number of IPO Securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the IPO Conversion Price.

The "*Valuation Cap*" shall be $50,000,000.

In the event of an M&A Transaction before the Maturity Date, the Company shall have the option to convert, immediately before the closing of the M&A Transaction, either or both of the unpaid principal and accrued interest under all of the Notes into any class of the Company's equity securities. The conversion price shall be equal to the quotient obtained by dividing (A) the Current Valuation by (B) the number of common shares of the Company that are then outstanding (the "*Standard Conversion Price*"). The total number of equity securities that a holder of a Note or Notes shall be entitled to receive upon conversion of such Note or Notes shall be determined by dividing (x) the principal and interest outstanding under the Note or Notes by (y) the Standard Conversion Price.

Any amounts that the Company or its successor chooses not to convert into equity securities shall be due and payable immediately before the closing of the M&A Transaction.

"*Current Valuation*" means the current monetary value of the Company as determined through a comparable company analysis.

"*M&A Transaction*" means (i) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (in respect of securities of the Company held by them prior to such transaction) or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

If there is a change in the valuation of the Company, the Company shall have the option to convert either or both of the unpaid principal and accrued interest at a conversion price equal to the Standard Conversion Price. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

The Company shall have the option, at any time and for any reason before the Maturity Date, to convert either or both of the unpaid principal and accrued interest under the Notes into any class of the Company's equity securities, provided that the conversion price shall be equal to 10% of the Standard Conversion Price **("Discounted Conversion Price").** The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) 10% of the Standard Conversion Price.

Security:	The Note will be unsecured.
Subordination:	The Note will be subordinated in right of payment to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.
Events of Default:	The entire balance under the Notes shall become due and payable upon the occurrence of any of the following (each, an "*Event of Default*"): (a) the Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation; or (b) the Company breaches any of its material obligations under the Notes or any other financing document and does not cure such breach within ninety (90) days after written notice thereof to the Company.

Restrictions on Transfer:	The Note may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding ("***Rule 501***") and applicable State laws.
	Rule 501 provides that the Note may not be transferred for one year after the date of issuance (with limited exceptions).
	Further, the investor may not transfer the Note without the Company's written consent, even if such transfer is permitted by State and federal law.
Right of First Refusal:	The Company shall have a right of first refusal ("***ROFR***") to purchase any Note that any investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The Company's ROFR may be assignable by the Company to any other investor in the Offering.
Amendment:	The terms of the Notes may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

CONVERTIBLE PROMISSORY NOTE
PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (the ***"Agreement"***) is made as of _____ (the ***"Effective Date"***) by and between **DUNAMIS CHARGE, INC.,** (the "***Company***"), a Michigan corporation, and _____ (***"Purchaser"*** or ***"Subscriber"***).

WHEREAS, the Company is offering for sale a convertible promissory note of the Company substantially in the form attached to this Agreement as **Appendix A** and incorporated by reference herein (the "***Note***"), which is in the principal amount of $5,000,000 (the "***Principal Amount***") and offered pursuant to an offering of Notes (as defined in the Note) under Regulation Crowdfunding (17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) "***Securities Act***") and the applicable rules thereunder (the "***Securities Laws***"). The aforementioned offering of guaranteed convertible promissory notes shall hereinafter be referred to as the "***Offering***."

WHEREAS, Subscriber wishes to subscribe for and purchase the Note.

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual premises and covenants of the Company and Purchaser contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and Purchaser agree as follows:

1. **Purchase.**

    1.1 Purchaser hereby irrevocably subscribes for and agrees to purchase the Note, subject to the terms and conditions of this Agreement.

    1.2 In order to purchase the Note, Subscriber must complete and sign this Agreement and the Note and return those documents to the Company along with payment in the amount of the Principal Amount. Subscriber shall electronically sign and complete the Agreement according to the Company's instructions.

    1.3 Payment for the Note shall be received by Enterprise Bank and Trust (the "Escrow Agent") from the Subscriber by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the offering campaign deadline, in the amount as set forth on the signature page hereto. Subscriber funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount of investments is reached. Upon each Closing, the Escrow Agent shall release such funds to the Company.

    1.4 Subscriber's payment in the amount of the Principal Amount, and Subscriber's execution of this Agreement and the Note constitute Subscriber's irrevocable agreement to subscribe for and purchase the Note, and such purchase and subscription shall be complete once the Company accepts Subscriber's payment and executes and delivers this Agreement and the Note.

    1.5 The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Subscriber a Note valued lower than what Subscriber subscribes to purchase or may decline to sell a Note to Subscriber at all. If the Company accepts Subscriber's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by Subscriber to purchase a Note for the accepted subscription amount, and a copy of this Agreement will be executed by the Company and returned to Subscriber.

1.6   In the event that this Subscriber's subscription is rejected in full, or the Offering is terminated, payment made by Subscriber to the Company via the Escrow Agent will be refunded to Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder and under the Note shall terminate. To the extent that the subscription is rejected in part, the Company shall refund to Subscriber any payment made by Subscriber to the Company with respect to the rejected portion of the subscription without interest and without deduction, and all of the obligations of Subscriber hereunder and under the Note shall remain in full force and effect except for those obligations with respect to the rejected portion of the subscription, which shall terminate.

1.7   To the extent that the funds are not ultimately received by the Company via Escrow Agent or are subsequently withdrawn by the Subscriber, whether due to an ACH chargeback or otherwise, the Note and this Agreement will be considered terminated.

2.   **Representations and Warranties of the Company.** The Company hereby represents and warrants to Purchaser as follows:

2.1   Authority; Binding Agreement. All action on the part of the Company, its managers, its officers, its members, and its directors necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note, has been taken. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

2.2   Governmental Consents. Assuming the accuracy of the representations and warranties of Purchaser contained in **Section 3** hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the offer, sale, issuance, or valid execution of this Agreement or the Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Agreement with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

3.   **Representations, Warranties, and Acknowledgements of Purchaser.** Purchaser represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable securities laws, that:

3.1   Purchaser has the requisite knowledge and experience to assess the relative merits and risks of this investment, or has relied upon the advice of Purchaser's professional advisors, who have such knowledge and experience. Purchaser represents and warrants that they are aware of the degree of risk associated with the purchase of the Note and the Equity Securities upon conversion of the Note (collectively, the "*Securities*") and have determined that the purchase of the Securities is a suitable investment.

3.2 Purchaser is fully aware and understands that at any time the Company may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time.

3.3 Purchaser hereby acknowledges and certifies that Purchaser received and read the offering disclosures and all exhibits thereto of the Company filed with the Securities and Exchange Commission in connection with the Offering (the "***Form C***"), and Purchaser is familiar with the information in the Form C.

3.4 Purchaser hereby confirms that Purchaser has reviewed or had the opportunity to review the financial statements and other financial information related to the investment within the Company.

3.5 If Subscriber is not an accredited investor, Subscriber understands that they may invest no more than ten percent (10%) of their annual income or net worth, whichever is greater. There are no limitations on what accredited investors may invest.

3.6 If Subscriber has checked the box next to "Accredited Investor" on Subscriber's signature page or on the regulated crowdfunding portal, Subscriber represents and warrants that Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and Subscriber must verify this status through the Portal.

3.7 Subscriber has had an opportunity to ask questions of the Company and to receive answers concerning the terms of the investment, as well as about the Company and its business generally, and to obtain any additional information that Company possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information provided by the Company in connection with the Offering. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.8 Subscriber understands that no state or federal authority in the United States or authority outside the United States has scrutinized this Agreement or the Securities, has made any finding or determination relating to the fairness of an investment in the Securities, or has recommended or endorsed the Securities.

3.9 Subscriber is subscribing for and purchasing the Note without being furnished any offering materials, other than the Form C, this Agreement, and the Note, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as Subscriber has otherwise requested from the Company in writing, and without receiving any representations or warranties from the Company or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any independent investigation made by Subscriber or Subscriber's advisors.

3.10 Subscriber acknowledges that Securities are being and will be acquired solely for Subscriber's own account, for investment purposes, and not for the account of others. Subscriber represents that Subscriber is not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Securities.

3.11 Subscriber understands that nothing in this Agreement or any other materials presented to Subscriber in connection with the purchase and sale of the Securities constitutes legal, tax, or investment advice. The Company has suggested that Subscriber consults with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Securities.

3.12 Both the Company and Subscriber represent that neither it nor any of its officers, directors, managers, partners, employees, representatives, or agents, either is, or will be obligated for any finder's or broker's fee or commission in connection with this transaction. Subscriber agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability as a result of the performance of services of any such finder or broker) for which Subscriber or any of its officers, directors, managers, partners, employees, agents, or representatives may be responsible.

3.13 Subscriber represents that all information provided by Subscriber to the Company in connection with the purchase of the Securities is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Subscriber shall immediately provide the Company with such information.

3.14 Subscriber has read and fully understands the terms, conditions and effect of the investment and all other documents in connection therewith.

3.15 Subscriber represents and warrants to, and covenants with, the Company that (i) Subscriber has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against Subscriber in accordance with its terms, except as enforceability may be limited by applicable law.

3.16 Subscriber acknowledges and understands that the Note is being offered pursuant to the Securities Laws, that the Securities have not been registered under the Securities Act, and that federal and state securities laws and regulations place restrictions on the transfer of the Note. Subscriber shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any part of the Securities except in compliance with this Agreement, the Securities, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder.

3.17 Subscriber understands that the Company is not currently a reporting issuer in the United States, and there is no assurance that it will ever be a reporting issuer in the United States. As a result, the restrictions on resale of the Securities may be indefinite for Subscriber. As there is no market for the Securities, it may be difficult or even impossible for Subscriber to resell them. If Subscriber does resell, it is Subscriber's responsibility that the sale complies with applicable securities laws.

3.18 Subscriber is able to bear the economic risk of an investment in the Securities and, without limiting the generality of the foregoing, is able to hold the Securities for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber's entire investment.

3.19   Subscriber understands that any forecasts or predictions as to the Company's performance are based on estimates, assumptions and forecasts that the Company believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.20   Subscriber hereby agrees to indemnify and hold harmless the Company and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "***Indemnified Parties***" and individually an "***Indemnified Party***") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

3.21   Subscriber understands that once Subscriber has executed the Agreement and submitted funds, such subscription may be revoked up until forty-eight (48) hours prior to the close of the Offering in accordance with Securities Laws.

3.22   SUBSCRIBER IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUBSCRIBER HAS CAREFULLY READ AND CONSIDERED THE RISK FACTORS AND ALL MATTERS SPECIFIED IN THE FORM 1-A AND EXHIBITS OR APPENDICES THERETO IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. SUBSCRIBER UNDERSTANDS THAT THE AFOREMENTIONED RISK FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

3.23   Under penalties of perjury, Subscriber certifies that: (1) the taxpayer ID number or social security number shown above is the correct taxpayer identification number issued to Subscriber; and (2) Subscriber is not subject to backup withholding because: (a) Subscriber is exempt from backup withholding, or (b) Subscriber has not been notified by the Internal Revenue Service (IRS) that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Subscriber that it is no longer subject to backup withholding; and (3) Subscriber is a U.S. citizen or other U.S. person.

3.24   Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a)   There is then in effect a Registration Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Securities Act or any applicable state securities laws.

3.25 The Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**PATRIOT Act**"). The Subscriber agrees that, if at any time it is discovered that the Company has been or may be found to have violated the PATRIOT Act or any other anti-money laundering laws or regulations as a result of the purchase of the Securities or receipt of the purchase price of the Securities, or if otherwise required by applicable laws or regulations, the Company may undertake appropriate actions, and Subscriber agrees to cooperate with such actions to ensure compliance with such laws or regulations. Subscriber agrees to provide any and all documentation requested by the Company to ensure compliance with the PATRIOT Act or other laws or regulations.

3.26 If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that Subscriber has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription for and purchase of and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Subscriber's jurisdiction.

4.   **Miscellaneous.**

4.1   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company," "Purchaser," and "Subscriber," whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Agreement or the Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement or the Note, except as expressly provided herein.

4.2   Governing Law. The Note shall be governed by and construed under the laws of the State of Michigan, without giving effect to conflicts of laws principles.

4.3   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5   Notice. Any notice or demand which either party may or must give to the other under this Agreement or the Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to the Company:

Natalie King, President & CEO
Dunamis Charge, INC
19785 W. 12 Mile Rd., Ste. 345
Southfield, MI 48076

If to Purchaser:

[Purchaser Name]
[Purchaser Address]

4.6   Severability. In the event that any provision of this Agreement or the Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, the Agreement and the Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of the Agreement or the Note to any party.

4.7   Entire Agreement. This Agreement and the Note constitute the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Purchaser from the Company and supersede all prior and contemporaneous understandings or agreements of the parties.

4.8   Amendment. The terms of this Agreement may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

4.9   Tax Withholding. Purchaser hereby authorizes the Company to make any withholding required by law. Purchaser agrees to provide to the Company a Form W-9 or comparable form.

4.10   Further Assurances. Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and the Note and to consummate the transactions contemplated herein.

4.11   Assignment. This Agreement may be assigned by the Company to any successor entity of the Company. In the case of such an assignment, the successor entity shall assume all obligations under this Agreement and shall notify Purchaser promptly of such assignment.

4.12   Defined Terms. Any capitalized terms used herein, but not defined herein, will have the meanings ascribed to them in the Note.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Convertible Note Purchase Agreement as of the date first written above.


THE COMPANY:


By: _____

Name: Natalie King

Title: President & CEO

PURCHASER:

[NAME]

_____

CONVERTIBLE PROMISSORY NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Principal Amount: $5,000,000

Date: _____

For value received, **DUNAMIS CHARGE, INC.**, a Michigan corporation (the "***Company)***, promises to pay to or its successors or assigns (***"Holder"***) the principal sum of **dollars ($5,000,000)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the Interest Rate described below. Interest shall commence 24 months after the Closing of the Offering and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. Certain Definitions.

    a. ***"Closing"*** means the completion or termination of the Offering as such terms are defined in 17 CFR 230.152(d)(1).

    b. "***Conversion Price***" means the (i) the IPO Conversion Price; (ii) Standard Conversion Price; or (iii) Discounted Conversion Price, as defined herein.

    c. ***"Current Valuation"*** means the current monetary value of the Company as determined through a comparable company analysis.

    d. **"*Maturity Date*"** means the sooner of (a) the date on which all outstanding principal and unpaid interest is due and payable upon an Event of Default or (b) the seventh anniversary of the Closing.

e. **"M&A Transaction"** means (i) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (in respect of securities of the Company held by them prior to such transaction) or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

f. **"Interest Accrual Start Date"** means the date that is 24 months after the Closing.

g. "**Interest Rate**" means 10% per annum.

h. "**Investors**" means holders of all the Notes.

i. "**Investor**" means a holder of a Note.

j. **"IPO"** means initial public offering.

k. **"IPO Securities"** means equity securities issued public offering in which shares of a company are sold to institutional investors[1] and usually also to retail (individual) investors.[2] An IPO is typically underwritten by one or more investment banks, who also arrange for the shares to be listed on one or more stock exchanges.

l. "**Valuation Cap**" means $ 50,000,000.

Any capitalized terms used herein, but not defined herein, will have the meanings ascribed to them in the Agreement.

2.   This note (**"the Note"** or "**this Note**") is issued pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (the **"Agreement"**), dated as of, by and between the Company and Holder, pursuant to a securities offering under Regulation Crowdfunding (17 CFR 230.551) of the Securities Act and the applicable rules thereunder (the "**Financing**"). All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement and entered into as part of the Financing shall be referred to herein and, in the Agreement, as "**Notes**" "**the Notes**," or "**any Notes**" and each, "**a Note**," "**any Notes**" or "**such Notes**." This Note incorporates by reference all the terms of the Agreement.

3.   <u>Payments</u>.

a. Simple interest on the principal amount of each Note will begin to accrue on the Interest Accrual Start Date.

b. Interest will continue to accrue until the Maturity Date. The Company will make its first interest payment by March 31 of the first calendar year that follows the Interest Accrual Start Date. Thereafter, interest payments shall continue to be due quarterly: 0n March 31, June 30, September 30, and December 3 of each calendar year. The entire outstanding principal balance of the Note, together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date unless earlier converted into equity securities.

c. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to the principal.

d. The Notes will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

3. Prepayment. The Company has the right to prepay the principal and any accrued interest at any time during the term of the Note without penalty.

4. Optional Conversion.

a. **IPO Conversion.** If the Company conducts an IPO of equity securities ("IPO Securities") before the Maturity Date, Investors shall have the option to convert either or both of the unpaid principal and accrued interest under the Notes into IPO Securities at a conversion price equal to the lower of (i) 80 percent (80%) of the price per share agreed to in the IPO or (ii) the quotient obtained by dividing (A) the Valuation Cap by (B) the number of common shares of the Company that are outstanding immediately prior to the IPO (the ***"IPO Conversion Price"***).

The total number of IPO Securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the IPO Conversion Price.

b. **M&A Transaction Conversion.** In the event of an M&A Transaction before the Maturity Date, the Company shall have the option to convert, immediately before the closing of the M&A Transaction, either or both of the unpaid principal and accrued interest under all of the Notes into any class of the Company's equity securities. The conversion price shall be equal to the quotient obtained by dividing (A) the Current Valuation by (B) the number of common shares of the Company that are then outstanding (the "***Standard Conversion Price***"). The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

Any amounts that the Company or its successor chooses not to convert into equity securities shall be due and payable immediately before the closing of the M&A Transaction.

c. **Conversion upon Change in Valuation.** If there is a change in the valuation of the Company, the Company shall have the option to convert either or both of the unpaid principal and accrued interest at a conversion price equal to the Standard Conversion

Price. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

d. **Conversion for any other reason before Maturity Date.** The Company shall have the option, at any time and for any reason before the Maturity Date, to convert either or both of the unpaid principal and accrued interests under the Notes into any class of the Company's equity securities, provided that the conversion price shall be equal to 10% of the Standard Conversion Price **("Discounted Conversion Price")**. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) 10% of the Standard Conversion Price.

5.　　Events of Default. The entire balance under the Notes shall become due and payable upon the occurrence of any of the following (each, an "***Event of Default"***):

a. The Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation; or

b. The Company breaches any of its material obligations under the Notes or any other financing documents and does not cure such breach within ninety (90) days after written notice thereof to the Company.

6.　　Subordination. The Note will be subordinated in rights of payment to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money.

7.　　Security. This Note is unsecured.

8.　　Restrictions on Transfer. The Note may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding (Rule 501) and applicable State laws.

Rule 501 provides that the Note may not be transferred for one year after the date of issuance (with limited exceptions).

Further, the Investor may not transfer the note without the Company's written consent, even if such transfer is permitted by State and federal law.

9.　　Right of First Refusal. The Company shall have a right of first refusal ("***ROFR***") to purchase any Note that any Investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The Company's ROFR may be assignable by the Company to any other Investor.

10. <u>Miscellaneous</u>.

    a. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

    b. This Note shall be governed by and construed under the laws of Michigan, without giving effect to conflicts of laws principles.

    c. The terms of the Notes may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided, however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

    d. The Company may assign its obligations under the Note to any successor entity of the Company. The Company shall notify Holder promptly of such assignment.

    e. This Note is not effective until the Company has accepted from Holder an amount equal to the principal amount of this Note.

[Signature page follows.]

IN WITNESS WHEREOF, the Company has caused this **CONVERTIBLE PROMISSORY NOTE** to be duly executed as of ___, _____.

By:

Name: Natalie King
Title: President & CEO

By: _____

Purchaser:

APPENDIX C
Bylaws

AMENDED AND RESTATED BYLAWS
OF
DUNAMIS CHARGE, INC.

ARTICLE I
OFFICES

1.01 *Principal Office.* The principal office of the corporation shall be at such place within the State of Michigan as the board of directors shall determine from time to time.

1.02 *Other Offices.* The corporation also may have offices at such other places as the board of directors from time to time determines or the business of the corporation requires.

ARTICLE II
CORPORATE SEAL

2.01 *Seal.* The corporation may have a seal in the form that the board of directors may from time to time determine. The seal may be used by causing it or a facsimile to be impressed, affixed, or reproduced. Documents otherwise properly executed on behalf of the corporation shall be valid and binding on the corporation without a seal, whether or not one is in fact designated by the board of directors.

ARTICLE III
CAPITAL STOCK

3.01 *Issuance of Shares.* The shares of capital stock of the corporation shall be issued in the amounts, at the times, for the consideration, and on the terms and conditions that the board shall deem advisable, subject to the articles of incorporation and any requirements of the laws of the State of Michigan.

3.02 *Common Stock Authorization and Terms.* The articles of incorporation of the corporation has authorized 2,000,000 shares of common stock of the corporation, to be designated "Common Stock." The board of directors may, by action at a board meeting or by a resolution of the board, issue Common Stock at any amount, price, general formula or method by which the price will be determined, and designate any different series or classes of shares of Common Stock with such terms, conditions, rights, preferences, and features of shares of Common Stock as shall be determined and designated by the board of directors or as required by a Shareholder's Agreement, or other agreement restricting the shares of Common Stock of the corporation pursuant to Section 4.13 of these By-Laws.

3.03 *Uncertificated Shares.* The board of directors may authorize the issuance of shares without certificates to the fullest extent permitted by law. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send the shareholder a written statement of the information required on certificates by applicable law.

1

3.04 *Transfer of Uncertificated Shares.* Transfer of uncertificated shares shall be made by such written instrument as the board of directors shall from time to time specify, together with such proof of the authenticity of signatures as the corporation may require.

3.05 *Shareholders of Record.* The corporation shall be entitled to treat the person in whose name any share of stock is recorded as the owner of it for the purpose of dividends and other distributions or for any recapitalization, merger, plan of share exchange, reorganization, sale of assets, or liquidation, for the purpose of votes, approvals, and consents by shareholders, for the purpose of notices to shareholders, and for all other purposes whatever, and shall not be bound to recognize any equitable or other claim to or interest in the shares by any other person, whether or not the corporation shall have notice of it, save as expressly required by the laws of the State of Michigan.

3.06 *Restriction on Transfer of Shares & MBE Certification.* Except with the prior written consent of 60 percent in interest of the shares of the other shareholders, a shareholder shall not transfer any of his or her shares ("Transfer of Shares"). For the purposes of this Section 3.06, "shareholder" includes a shareholder's representative, executor, or legal guardian as necessary. For the purposes of this Section 3.06, a "transfer" is any sale, exchange, or other disposition or encumbrance of shares, whether absolute or as security, whether for a valuable consideration or as a gift, whether voluntary or involuntary, except that a "transfer" shall not be deemed to include a transfer of shares to a living trust of which a shareholder serves as the sole trustee or a transfer pursuant to a shareholder's last will and testament. Notwithstanding the above, a shareholder may only transfer shares if such transfer will result in the corporation maintaining its Minority Business Enterprise certification ("Permitted Transfer of Shares"). The corporation is a certified Minority Business Enterprise (MBE) in accordance with the criteria set forth by the National Minority Supplier Development Council (NMSDC). The corporation must take all reasonable action to preserve its MBE Certification in accordance with the criteria set forth in NMSDC or that of another comparable organization. Conspicuous notice of this restriction shall be set forth on the face or back of all certificates evidencing shares of the corporation or on the written statement provided to owners of the corporation's shares in the event that the corporation is authorized to issue shares without certificates.

ARTICLE IV
SHAREHOLDERS AND MEETINGS OF SHAREHOLDERS

4.01 *Place of Meetings.* All meetings of shareholders shall be held at the principal office of the corporation or at any other place that shall be determined by the board of directors and stated in the meeting notice or, at the direction of the board of directors to the extent permitted by applicable law, may be held by remote communication. The board of directors may allow participation at any meeting of shareholders by remote communication.

4.02 *Annual Meeting.* The annual meeting of all shareholders notified and entitled to vote shall be held on the last Monday of the fourth calendar month after the end of the corporation's fiscal year at 2 o'clock or at such other time as the board of directors may select. Directors shall be elected at each annual meeting and such other business transacted as may come before the meeting.

4.03 *Special Meetings.* Special meetings of shareholders may be called by the board of directors, the chairperson of the board (if the office is filled), or the president. The request shall state the purpose or purposes for which the meeting is to be called.

4.04 *Notice of Meetings.* Except as otherwise provided by statute, written notice of the time, place, if any, and purposes of a shareholders meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at the meeting, personally, by mail to his or her last address as it appears on the books of the corporation, or by a form of electronic transmission to which the shareholder has consented. The notice shall include notice of proposals from shareholders that are proper subjects for shareholder action and are intended to be presented by shareholders who have notified the corporation in accordance with section 4.10 of this article IV. If a shareholder or proxy holder may be present and vote at the meeting by remote communication, the means of remote communication allowed shall be included in the notice. No notice need be given of an adjourned meeting of the shareholders if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting the only business to be transacted is business that might have been transacted at the original meeting. However, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to notice on the new record date as provided in this bylaw.

4.05 *Record Dates.* The board of directors may fix in advance a record date for the purpose of determining shareholders entitled to notice of and to vote at a meeting of shareholders or an adjournment of the meeting or to express consent to or to dissent from a proposal without a meeting; for the purpose of determining shareholders entitled to receive payment of a dividend or an allotment of a right; or for the purpose of any other action. The date fixed shall not be more than 60 nor less than 10 days before the date of the meeting, nor more than 60 days before any other action. In such case only the shareholders that shall be shareholders of record on the date so fixed shall be entitled to notice of and to vote at the meeting or an adjournment of the meeting or to express consent to or to dissent from the proposal; to receive payment of the dividend or the allotment of rights; or to participate in any other action, notwithstanding any transfer of any stock on the books of the corporation, after any such record date. If a record date is not fixed, (a) the record date for determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the day on which notice is given, or, if no notice is given, the day next preceding the day on which the meeting is held, and (b) the record date for determining shareholders for any purpose other than that specified in item (a) shall be the close of business on the day on which the resolution of the board of directors relating thereto is adopted. Nothing in this bylaw shall affect the rights of a shareholder and his or her transferee or transferor as between themselves.

4.06 *List of Shareholders.* The secretary of the corporation or the agent of the corporation having charge of the stock transfer records for shares of the corporation shall make and certify a complete list of the shareholders entitled to vote at a shareholders meeting or any adjournment of it. The list shall be arranged alphabetically within each class and series and include the address of, and the number of shares held by, each shareholder; be produced at the time and place of the meeting; be subject to inspection by any shareholder during the whole time of the meeting; and be prima facie evidence of which shareholders are entitled to examine the list or vote at the meeting. If the meeting is held solely by means of remote communication, the list shall be open to the examination of any shareholder during the entire meeting by posting the list on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting.

4.07 *Quorum; Adjournment; Attendance by Remote Communication.*

(a) Unless a greater or lesser quorum is required in the articles of incorporation or by applicable law, the shareholders present at a meeting in person or by proxy who, as of the record date for the meeting, were holders of a majority of the outstanding shares of the corporation entitled to vote at the meeting, shall constitute a quorum at the meeting. The shareholders present, in person or by proxy, at such meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to have less than a quorum. When the holders of a class or series of shares are entitled to vote separately on an item of business, this bylaw applies in determining the presence of a quorum of the class or series for transacting the item of business.

(b) Whether or not a quorum is present, a meeting of shareholders may be adjourned by a vote of the shares present in person or by proxy or by the chair of the meeting.

(c) Subject to any guidelines and procedures adopted by the board of directors, shareholders and proxy holders not physically present at a meeting of shareholders may participate in the meeting by means of remote communication, are considered present in person for all relevant purposes, and may vote at the meeting if all of the following conditions are satisfied: (1) the corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder or proxy holder, (2) the corporation implements reasonable measures to provide each shareholder and proxy holder with a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings, and (3) if any shareholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action is maintained by the corporation.

(d) A shareholder or proxy holder may be present and vote at the adjourned meeting by means of remote communication if he or she was permitted to be present and vote by that means of remote communication in the original meeting notice.

4.08 *Proxies.* A shareholder entitled to vote at a shareholders meeting or to express consent or to dissent without a meeting may authorize other persons to act for the shareholder by proxy. A proxy shall be in writing and shall be executed by the shareholder or the shareholder's authorized agent or representative or shall be transmitted electronically to the person who will hold the proxy or to an agent fully authorized by the person who will hold the proxy to receive that transmission and include or be accompanied by information from which it can be determined that the electronic transmission was authorized by the shareholder. A complete copy, fax, or other reliable reproduction of the proxy may be substituted or used in lieu of the original proxy for any purpose for which the original could be used. A proxy shall not be valid after the expiration of three years from its date unless otherwise provided in the proxy. A proxy is revocable at the pleasure of the shareholder executing it except as otherwise provided by the laws of the State of Michigan.

4.09 *Voting. Only shares entitled to vote may vote on matters submitted to a vote by the shareholders, unless otherwise required by the articles of incorporation or law.* Votes may be cast orally or in writing, but if more than 25 shareholders of record are entitled to vote, votes shall be cast in writing signed by the shareholder or the shareholder's proxy. When an action, other than the election of directors, is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast by the holders of shares entitled to vote on it, unless a greater vote is required by the articles of incorporation or by the laws of the State of Michigan. Unless otherwise provided by the articles of incorporation, abstaining from a vote or submitting a ballot marked "abstain" with respect to any action is not a vote cast on that action. Except as otherwise provided by the articles of incorporation, directors shall be elected by a plurality of the votes cast at any election.

4.10 *Notice of Shareholder Proposals.* A shareholder may cause the corporation to include in the notice for any meeting of shareholders notice of proposals under section 4.04 of this article IV by giving timely written notice to the secretary of the corporation at the corporation's principal executive offices. To be timely (a) with respect to an annual meeting of shareholders pursuant to section 4.02 of this article IV (Annual Meeting), a shareholder's notice must be delivered or mailed and received by the secretary of the corporation not less than **75 days** before the date set for the Annual Meeting in section 4.02; and (b) with respect to a meeting that is a special meeting pursuant to section 4.03 of this article IV (Special Meeting), not less than **5 days** after the earlier of (i) the corporation's announcement of the intention to call a Special Meeting or (ii) if no such announcement is made, the date that notice of the Special Meeting is given personally or is mailed by the corporation pursuant to section 4.04 of this article IV, in which event the corporation shall promptly provide or mail a revised notice of the Special Meeting that includes the shareholder's proposal if it qualifies for inclusion as set forth in section 4.04 of this article IV and this section 4.10. A shareholder's notice to the secretary of the corporation shall set forth as to each matter the shareholder proposes to bring before such meeting (a) a brief description of the business to be brought before the meeting; (b) the name and address, as they appear on the corporation's books, of the shareholder(s) proposing the business; and (c) any material interest of such shareholder(s) in such business. All determinations under this section 4.10 shall be made by the board of directors, which determinations shall be conclusive. This section 4.10 shall be of no force and effect during any time when the corporation has a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

4.11 *Conduct of Meeting.* At each meeting of shareholders, a chair shall preside. In the absence of a specific selection by the board of directors, the chair shall be the chairperson of the board as provided in section 8.01 of article VIII of these bylaws. The chair shall determine the order of business and shall have the authority to establish rules for the conduct of the meeting that are fair to shareholders. The chair of the meeting shall announce at the meeting when the polls close for each matter voted on. If no announcement is made, the polls shall be deemed to have closed on the meeting's final adjournment. After the polls close, no ballots, proxies, or votes, or any revocations or changes to them, may be accepted.

4.12 *Inspectors of Election.* The board of directors, or the chair presiding at any shareholders' meeting, may appoint one or more inspectors. If appointed, the inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine challenges or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, the inspectors shall make and execute a written report to the person presiding at the meeting of any of the facts found by them and matters determined by them. The report shall be prima facie evidence of the facts stated and of the vote as certified by the inspectors.

4.13 Shareholder's Agreement. The shareholders of the Corporation may enter an agreement among themselves and/or with the Corporation ("Shareholder's Agreement") (i) establishing who shall be directors or officers of the Corporation, including the terms of office or manner of selection or removal of directors or officers of the Corporation; restricting the discretion or power of the board; (ii) governing the exercise or division of voting power by or between the shareholders and directors of the Corporation; (iii) setting forth the terms and conditions of any agreement for the provision of services between the Corporation and any shareholder, director, officer, or employee of the Corporation; (iv) transferring to 1 or more shareholders or other persons all or part of the authority to exercise the corporate powers and to manage the business and affairs of the Corporation; and (v) governing the general exercise of the corporate powers and the management of the business and affairs of the Corporation and the relationship among the shareholders, as well as the directors, so long as such agreement is not contrary to public policy.

4.14 Amendment of a Shareholders Agreement. A Shareholders Agreement is subjected to an amendment only by all persons that are shareholders at the time of the amendment, unless the Shareholders Agreement provides otherwise.

4.15 Rescission of Purchase of Shares for Lack of Notice of Shareholders Agreement. The existence of a Shareholders Agreement authorized by Section 4.13 of these Bylaws shall be noted conspicuously on a written information statement required for uncertificated shares pursuant to Section 3.03 of these Bylaws and delivered to the shareholders. Any purchaser of shares that did not have knowledge of the existence of any Shareholders Agreement at the time ownership is transferred is entitled to recission of the purchase.

ARTICLE V
DIRECTORS

5.01 *Number.* The business and affairs of the corporation shall be managed by a board of not less than **1** or more than **3** directors as shall be fixed from time to time by the board of directors. The directors need not be residents of Michigan or shareholders of the corporation.

5.02 *Election, Resignation, and Removal.* Unless otherwise provided in the articles of incorporation or Shareholders Agreement, directors shall be elected at each annual shareholders meeting. Each director shall hold office until the next annual shareholders meeting where the director's successor is elected and qualified, or until the director's resignation or removal. A director may resign by written notice to the corporation. The resignation is effective on its receipt by the corporation or at a subsequent time as set forth in the notice of resignation. Unless otherwise provided in the articles of incorporation, <u>Shareholders Agreement</u>, or by applicable law, a director or the entire board of directors may be removed, with or without cause, by vote of the holders of a majority of the shares entitled to vote at an election of directors.

5.03 *Vacancies.* Vacancies in the board of directors occurring by reason of death, resignation, removal, increase in the number of directors, or otherwise shall be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors, unless filled by proper action of the shareholders of the corporation. Unless otherwise provided in the articles of incorporation, <u>Shareholders Agreement</u>, or elsewhere in these bylaws, each person so elected shall be a director for a term of office continuing only until the next election of directors by the shareholders. A vacancy that will occur at a specific date, by reason of a resignation effective at a later date or otherwise, may be filled before the vacancy occurs, but the newly elected director may not take office until the vacancy occurs.

5.04 *Annual Meeting.* The board of directors shall meet each year immediately after the annual meeting of the shareholders, or within three days of such time, excluding Sundays and legal holidays, if the later time is deemed advisable, at the place where the shareholders meeting has been held or any other place that the board may determine or by remote communication, for the purpose of electing officers and considering such business that may properly be brought before the meeting; provided that, if less than a majority of the directors appear for an annual meeting of the board of directors, the holding of the annual meeting shall not be required and the matters that might have been taken up in it may be taken up at any later regular, special, or annual meeting, or by consent resolution. <u>Notwithstanding the above, Natalie M. King shall remain director and president of the board of directors.</u>

5.05 *Regular and Special Meetings.* Regular meetings of the board of directors may be held at the times and places (or by remote communication) that the majority of the directors may from time to time determine at a prior meeting or as shall be directed or approved by the vote or written consent of all the directors. Special meetings of the board may be called by the chairperson of the board (if the office is filled) or the president and shall be called by the president or secretary on the written request of any two directors.

5.06 *Notices.* No notice shall be required for annual or regular meetings of the board or for adjourned meetings, whether regular or special. Three days' written notice, 24-hour telephonic notice, or 24-hour notice by electronic communication shall be given for special meetings of the board, and the notice shall state the time, place, and purpose or purposes of the meeting.

5.07 *Quorum.* A majority of the board of directors then in office, or of the members of a board committee, constitutes a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which there is a quorum constitutes the action of the board or of the committee, except when a larger vote may be required by the laws of the State of Michigan. A member of the board or of a committee designated by the board may participate in a meeting by conference telephone or other means of remote communication through which all persons participating in the meeting can communicate with each other. Participation in a meeting in this manner constitutes presence in person at the meeting.

5.08 *Dissents.* A director who is present at a meeting of the board of directors, or a board committee of which the director is a member, at which action on a corporate matter is taken, is presumed to have concurred in that action unless the director's dissent is entered in the minutes of the meeting or unless the director files a written dissent to the action with the person acting as secretary of the meeting before the adjournment of it or forwards the dissent by registered mail to the secretary of the corporation promptly after the adjournment of the meeting. The right to dissent does not apply to a director who voted in favor of the action. A director who is absent from a meeting of the board or a board committee of which the director is a member, at which any such action is taken, is presumed to have concurred in the action unless he or she files a written dissent with the secretary of the corporation within a reasonable time after the director has knowledge of the action.

5.09 *Compensation.* The board of directors, by affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the corporation as directors or officers. Nothing in these bylaws shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation for it.

5.10 *Executive and Other Committees.* The board of directors may, by resolution passed by a majority of the whole board, appoint three or more members of the board as an executive committee to exercise all powers and authorities of the board in managing the business and affairs of the corporation, except that the committee shall not have power or authority to (a) amend the articles of incorporation, except that a committee may prescribe the relative rights and preferences of the shares of a series if the articles of incorporation authorize the board to do so; (b) adopt an agreement or plan of merger, consolidation, or share exchange; (c) recommend to shareholders the sale, lease, or exchange of all or substantially all of the corporation's property and assets; (d) recommend to shareholders a dissolution of the corporation or revocation of a dissolution; (e) amend these bylaws; (f) fill vacancies in the board; or (g) declare a dividend or authorize the issuance of stock, unless expressly authorized by the board.

The board of directors from time to time may, by like resolution, appoint any other committees of one or more directors to have the authority that shall be specified by the board in the resolution making the appointments. Committees and committee members serve as such at the pleasure of the board of directors. The board of directors may designate one or more directors as alternate members of any committee to replace an absent or disqualified member at any committee meeting.

ARTICLE VI
NOTICES, WAIVERS OF NOTICE, AND MANNER OF ACTING

6.01 *Notices.* All notices of meetings required to be given to shareholders, directors, or any committee of directors may be given personally or by telecopy or mail to any shareholder, director, or committee member at his or her last address as it appears on the books of the corporation or by electronic transmission, but in the case of shareholders, only in the form consented to by the shareholder. The notice shall be deemed to be given at the time it is mailed or otherwise dispatched or, if given by electronic transmission, when electronically transmitted to the person entitled to the notice, but in the case of shareholders only if sent in a manner authorized by the shareholder.

Telephonic notice may also be given for special meetings of the board of directors as provided in section 5.06.

6.02 *Waiver of Notice.* Notice of the time, place, and purpose of any meeting of shareholders, directors, or committee of directors may be waived by telecopy or other writing, or by electronic transmission, either before or after the meeting, or in any other manner that may be permitted by the laws of the State of Michigan. Attendance of a person at any shareholders meeting, in person or by proxy, or at any meeting of directors or of a committee of directors, constitutes a waiver of notice of the meeting except as follows:

(a) In the case of a shareholder, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, or unless with respect to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, the shareholder objects to considering the matter when it is presented.

(b) In the case of a director, unless he or she at the beginning of the meeting, or on his or her arrival, objects to the meeting or the transacting of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

6.03 *Director Action Without a Meeting.* Except as the articles of incorporation may otherwise provide, any action required or permitted at any meeting of directors or a committee of directors may be taken without a meeting, without prior notice, and without a vote, if a majority of the directors, or committee members entitled to vote consent to it in writing or, to the extent permitted by law, by electronic transmission, before or after the action is taken. Such consents shall be filed with the minutes of the proceedings of the shareholders, board, or committee, as applicable.

ARTICLE VII
OFFICERS

7.01 *Number.* The board of directors shall elect or appoint a president, a secretary, and a treasurer, and may select a chairperson of the board and one or more vice presidents, assistant secretaries, assistant treasurers, and other officers as it shall deem appropriate. The president and chairperson of the board, if any, shall be members of the board of directors. Any two or more of the preceding offices, except those of president and vice president, may be held by the same person. No officer shall execute, acknowledge, or verify an instrument in more than one capacity if the instrument is required by law, the articles of incorporation, or these bylaws to be executed, acknowledged, or verified by two or more officers.

7.02 *Term of Office, Resignation, and Removal.* An officer shall hold office for the term for which he or she is elected or appointed and until his or her successor is elected or appointed and qualified, or until his or her resignation or removal. An officer may resign by written notice to the corporation. The resignation is effective on its receipt by the corporation or at a subsequent time specified in the notice of resignation. An officer elected by the board of directors may be removed by the board with or without cause. An officer elected by the shareholders may only be removed, with or without cause, by a vote of the shareholders, but may be suspended by the board with cause. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer does not of itself create contract rights.

7.03 *Vacancies.* The board of directors may fill any vacancies in any office occurring for whatever reason.

7.04 *Authority.* All officers, employees, and agents of the corporation shall have the authority and perform the duties to conduct and manage the business and affairs of the corporation that may be designated by the board of directors and these bylaws.

ARTICLE VIII
DUTIES OF OFFICERS

8.01 *Chairperson of the Board.* The chairperson of the board, if the office is filled, shall preside at all meetings of the shareholders and of the board of directors at which the chairperson is present unless otherwise determined by the board of directors pursuant to section 4.11 of Article IV.

8.02 *President.* The president shall be the chief executive officer of the corporation. The president shall see that all orders and resolutions of the board are carried into effect, and the president shall have the general powers of supervision and management usually vested in the chief executive officer of a corporation, including the authority to vote all securities of other corporations and business organizations held by the corporation. In the absence or disability of the chairperson of the board, or if that office has not been filled, the president also shall perform the duties of the chairperson of the board as set forth in these bylaws.

8.03 *Vice Presidents.* The vice presidents, in order of their seniority, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform any other duties that the board of directors or the president may from time to time prescribe.

8.04 *Secretary.* The secretary shall attend all meetings of the board of directors and shareholders and shall record all votes and minutes of all proceedings in a book to be kept for that purpose; shall give or cause to be given notice of all meetings of the shareholders and the board of directors; and shall keep in safe custody the seal of the corporation, if any, and, when authorized by the board, affix it to any instrument requiring it, and when so affixed it shall be attested to by the signature of the secretary or by the signature of the treasurer or an assistant secretary. The secretary may delegate any of the duties, powers, and authorities of the secretary to one or more assistant secretaries, unless the delegation is disapproved by the board.

8.05 *Treasurer.* The treasurer shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements in the books of the corporation, and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in the depositories that may be designated by the board of directors. The treasurer shall render to the president and directors, whenever they may require it, an account of his or her transactions as treasurer and of the financial condition of the corporation. The treasurer may delegate any of his or her duties, powers, and authorities to one or more assistant treasurers unless the delegation is disapproved by the board of directors.

8.06 *Assistant Secretaries and Treasurers.* The assistant secretaries, in order of their seniority, shall perform the duties and exercise the powers and authorities of the secretary in case of the secretary's absence or disability. The assistant treasurers, in the order of their seniority, shall perform the duties and exercise the powers and authorities of the treasurer in case of the treasurer's absence or disability. The assistant secretaries and assistant treasurers shall also perform the duties that may be delegated to them by the secretary and treasurer, respectively, and also the duties that the board of directors may prescribe.

ARTICLE IX
SPECIAL CORPORATE ACTS

9.01 *Orders for Payment of Money.* All checks, drafts, notes, bonds, bills of exchange, and orders for payment of money of the corporation shall be signed by the officer or officers or any other person or persons that the board of directors may from time to time designate.

9.02 *Contracts and Conveyances.* The board of directors of the corporation may in any instance designate the officer and/or agent who shall have authority to execute any contract, conveyance, mortgage, or other instrument on behalf of the corporation, or may ratify or confirm any execution. When the execution of any instrument has been authorized without specification of the executing officers or agents, the chairperson of the board, the president or any vice president, and the secretary, assistant secretary, treasurer, or assistant treasurer may execute the instrument in the name and on behalf of the corporation and may affix the corporate seal, if any, to it. No officer shall execute, acknowledge, or verify an instrument in more than one capacity if the instrument is required by law, by the articles of incorporation, or by these bylaws to be executed, acknowledged, or verified by two or more officers.

ARTICLE X
BOOKS AND RECORDS

10.01 *Maintenance of Books and Records.* The proper officers and agents of the corporation shall keep and maintain the books, records, and accounts of the corporation's business and affairs; minutes of the proceedings of its shareholders, board, and committees, if any; and the stock ledgers and lists of shareholders, as the board of directors shall deem advisable and as shall be required by the laws of the State of Michigan and other states or jurisdictions empowered to impose such requirements. Books, records, and minutes may be kept within or without the State of Michigan in a place that the board shall determine.

10.02 *Reliance on Books and Records.* In discharging his or her duties, a director or an officer of the corporation, when acting in good faith, may rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

> (a) One or more directors, officers, or employees of the corporation, or of a business organization under joint control or common control, whom the director or officer reasonably believes to be reliable and competent in the matters presented.

(b) Legal counsel, public accountants, engineers, or other persons as to matters the director or officer reasonably believes are within the person's professional or expert competence.

(c) A committee of the board of which he or she is not a member if the director or officer reasonably believes the committee merits confidence.

A director or officer is not entitled to rely on the information set forth above if he or she has knowledge concerning the matter in question that makes reliance otherwise permitted unwarranted.

ARTICLE XI
INTELLECTUAL PROPERTY

11.01 Ownership of Intellectual Property Rights. All title and intellectual property rights (including without limitation, copyrights, patents, trademarks, trade secrets, related software, images, photographs, animations, video, audio, music, text, and content, are owned by Corporation's Common Stockholder Natalie M. King, her affiliates and licensors, where applicable, per an Shareholders Agreement with the Corporation dated April 17, 2024. The Corporation's name, the Corporation's logo, and the product names associated with the Corporation are trademarks of Common Stockholder Natalie M. King or third parties, and no right or license is granted to the Corporation to use them without the prior written consent of the Shareholder.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

12.01 Dissolution. The Board may propose dissolution of a Corporation for action by the shareholders. If the Corporation proposes a dissolution, the Board must recommend the dissolution to the shareholders unless the Board determines that because of conflict of interest or other special circumstances it should make no recommendation. If the dissolution of the Corporation is approved, it shall be effected by the execution and filing of a certificate of dissolution on behalf of the Corporation that states all of the following:

 (a) The name of the Corporation.

(b) The date and place of the meeting of shareholders at which the dissolution was approved; and

(c) A statement that dissolution was proposed and approved by the requisite vote of the board and shareholders.

12.02 Shareholder Dissolution. The shareholders may dissolve the Corporation pursuant to a shareholder's agreement under Section 450.1488 of the Michigan Business Corporation Act (MBCA). Such agreement may require dissolution of the corporation at the request of one or more of the shareholders or if a specified event or contingency occurs. Shareholders may dissolve the corporation by executing and filing a certificate of dissolution on behalf of the Corporation, stating the name of the Corporation and that the Corporation is dissolved pursuant to an agreement under Section 450.1488 of the MBCA.

12.03 Notice of Dissolution. The proposed dissolution of the Corporation shall be submitted for approval at a meeting of shareholders. Notice shall be given to each shareholder of record whether or not entitled to vote at the meeting within the time and in the manner as provided in this act for the giving of notice of meetings of shareholders and shall state that a purpose of the meeting is to vote on dissolution of the corporation.

12.04 Liquidation. Upon dissolution, prior to making a distribution of assets to shareholders, the Corporation must pay or make provision for its debts, obligations, and liabilities. To the extent that a reasonable estimate is possible, provision must be made for the debts, obligations, and liabilities anticipated to arise after the effective date of dissolution. Provision need not be made for any debt, obligation, or liability that is or is reasonably anticipated to be barred under the MBCA. After payment or adequate provision has been made for the Corporation's debts, obligations, or liabilities, the remaining assets shall be distributed, except as otherwise provided in this section, in cash, in kind, or both in cash and in kind, to shareholders according to their respective rights and interests.

ARTICLE XIII
INDEMNIFICATION

13.01 *Nonderivative Actions.* Subject to all of the other provisions of Article XIII, the Corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, formal or informal (other than an action by or in the right of the Corporation), by reason of the fact that the person is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorney fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person (a) did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders (b) with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful, or (c) received a financial benefit to which he or she is not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the Michigan Business Corporation Act (MBCA), MCL 450.1551, or intentionally committed a criminal act.

13.02 Derivative Actions. Subject to the provisions set forth in Section 450.1492a of the MBCA, a shareholder may bring a derivative action on behalf of the Corporation only if the following conditions are met:

    (a) *the shareholder was a shareholder of the Corporation at the time of the act or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at the time.*

    (b) *the shareholder fairly and adequately represents the interests of the Corporation in enforcing the rights of the Corporation.*

    (c) *The shareholder continues to be a shareholder until the time of judgment, unless the failure to continue to be a shareholder is the result of corporate action in which the former shareholder did not acquiesce and the derivative proceeding was commenced prior to the termination of the former shareholder's status as a shareholder.*

A shareholder may not comment a derivative proceeding until all of the following have occurred:

    (a) *A written demand has been made upon the Corporation to take suitable action.*

    (b) *Ninety (90) days have expired from the date the demand was made unless the shareholders has earlier been notified that the demand has been rejected by the Corporation or unless irreparable injury to the Corporation would result by waiting for the expiration of the ninety day (90-day) period.*

13.03 *Expenses of Successful Defense.* To the extent that a director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections 13.01 or 31.02 of these bylaws, or in defense of any claim, issue, or matter in the action, suit, or proceeding, the corporation shall indemnify such director or officer against actual and reasonable expenses (including attorney fees) incurred by the person in connection with the action, suit, or proceeding and any action, suit, or proceeding brought to enforce the mandatory indemnification provided by this section 13.03.

13.04 *Definition.* For the purposes of sections 13.01 and 13.02, "other enterprises" shall include employee benefit plans; "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation that imposes duties on, or involves services by, the director or officer with respect to an employee benefit plan, its participants, or its beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be considered to have acted in a manner "not opposed to the best interests of the corporation or its shareholders" as referred to in sections 13.01 and 13.02.

13.05 *Contract Right; Limitation on Indemnity.* The right to indemnification conferred in article XIII shall be a contract right and shall apply to services of a director or officer as an employee or agent of the corporation as well as in the person's capacity as a director or officer. Except as provided in this article XIII of these bylaws, the corporation shall have no obligations under article XIII to indemnify any person in connection with any proceeding, or part thereof, initiated by the person without authorization by the board of directors.

13.06 *Determination That Indemnification Is Proper.* Any indemnification under sections 13.01 or 13.02 of these bylaws (unless ordered by a court) shall be made by the corporation only as authorized in the specific case on a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in sections 13.01 or 13.02, whichever is applicable, and on an evaluation of the reasonableness of expense and amounts paid in settlement. The determination and evaluation shall be made in any of the following ways:

(a) By a majority vote of a quorum of the board consisting of directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

(b) If the quorum described in clause (a) above is not obtainable, by majority vote of a committee of directors duly designated by the board and consisting solely of two or more directors who are not at the time parties or threatened to be made parties to the action, suit, or proceeding.

(c) By independent legal counsel in a written opinion, which counsel shall be selected in one of the following ways: (i) by the board or its committee in the manner prescribed in subparagraph (a) or (b); or (ii) if a quorum of the board cannot be obtained under subparagraph (a) and a committee cannot be designated under subparagraph (b), by the board.

(d) By the shareholders, but shares held by directors, officers, employees, or agents who are parties or threatened to be made parties to the action, suit, or proceeding may not be voted.

(e) By all independent directors (as defined by Section 107(3) of the MBCA) who are not parties or threatened to be made parties to the action, suit, or proceeding.

13.07 *Authorizations of Payment.*

(a) Authorizations of payment under sections 13.01 and 13.02 of these bylaws shall be made in any of the following ways:

(1) By the board of directors:

(i) If there are two or more directors who are not parties or threatened to be made parties to the action, suit, or proceeding, by a majority vote of all such directors (a majority of whom shall for this purpose constitute a quorum) or by a majority of the members of a committee of two or more directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

(ii) If the corporation has one or more independent directors who are not parties or threatened to be made parties to the action, suit, or proceeding, by a majority vote of all such directors (a majority of whom shall for this purpose constitute a quorum).

(iii) If there are no independent directors and fewer than two directors who are not parties or threatened to be made parties to the action, suit, or proceeding, by the vote necessary for action by the board in accordance with section 5.07 of article V of these bylaws, in which authorization all directors may participate.

(2) By the shareholders, but shares held by directors, officers, employees, or agents who are parties or threatened to be made parties to the action, suit, or proceeding may not be voted on the authorization.

(3) By the Chief Executive Officer (CEO) or other person possessing a similar office position within the corporation as authorized by the board and these bylaws.

(b) To the extent that the articles of incorporation include a provision eliminating or limiting the liability of a director pursuant to MCL 450.1209(1)(c), the corporation shall indemnify a director for the expenses and liabilities described below without a determination that the director has met the standard of conduct set forth in sections 13.01 and 13.02, but no indemnification may be made except to the extent authorized in MCL 450.1564c if the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated MCL 450.1551, or intentionally violated criminal law. In connection with an action or suit by or in the right of the corporation, as described in section 13.01, indemnification under this section 13.07(b) may be for expenses, including attorney fees, actually and reasonably incurred. In connection with an action, suit, or proceeding other than one by or in the right of the corporation, as described in section 13.01, indemnification under this section 13.07(2) may be for expenses, including attorney fees, actually and reasonably incurred, and for judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred.

13.08 *Proportionate Indemnity.* If a person is entitled to indemnification under sections 13.01 or 13.02 of these bylaws for a portion of expenses, including attorney fees, judgments, penalties, fines, and amounts paid in settlement, but not for the total amount, the corporation shall indemnify the person for the portion of the expenses, judgments, penalties, fines, or amounts paid in settlement for which the person is entitled to be indemnified.

13.09 *Expense Advance.* The corporation may pay or reimburse the reasonable expenses incurred by a person referred to in sections 13.01 or 13.02 of these bylaws who is a party or threatened to be made a party to an action, suit, or proceeding in advance of final disposition of the proceeding if the person furnishes the corporation a written undertaking executed personally, or on his or her belief, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, if any, required by the MBCA for the indemnification of the person under the circumstances. Determinations and evaluations under this section 13.09 shall be made as specified in section 13.06, and authorizations shall be made in the manner specified in section 13.07. A provision in the articles of incorporation, these bylaws, a resolution by the board or the shareholders, or an agreement making indemnification mandatory shall also make advancement of expenses mandatory unless the provision specifically provides otherwise.

13.10 *Nonexclusivity of Rights.* The indemnification or advancement of expenses provided under this article is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under a contractual arrangement with the corporation. However, the total amount of expenses advanced or indemnified from all sources combined shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses.

13.11 *Indemnification of Employees and Agents of the Corporation.* The corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the corporation to the fullest extent of the provisions of article XIII with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

13.12 *Former Directors and Officers.* The indemnification provided in article XIII continues for a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of the person.

13.13 *Impairment.* The corporation may eliminate or impair a right to indemnification or to advancement of expenses established by this article XIII by amendment after the occurrence of the act or omission that is the subject of the formal or informal civil, criminal, administrative, or investigative action, suit, or proceeding for which indemnification or advancement of expenses is sought.

13.14 *Insurance.* The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify the person against the liability under these bylaws or the laws of the State of Michigan. To the extent that the articles of incorporation include a provision eliminating or limiting the liability of a director pursuant to MCL 450.1209(1)(c), such insurance may insure against monetary liability to the corporation or its shareholders only to the extent to which the corporation could indemnify the director under section 13.07(b).

13.15 *Changes in Michigan Law.* If there is any change of the Michigan statutory provisions applicable to the corporation relating to the subject matter of article XIII, the indemnification to which any person shall be entitled under this article shall be determined by the changed provisions, but only to the extent that the change permits the corporation to provide broader indemnification rights than the provisions permitted the corporation to provide before the change. Subject to section 13.15, the board of directors is authorized to amend these bylaws to conform to any such changed statutory provisions.

13.16 *Amendment or Repeal of Article XIII.* No amendment or repeal of article XIII shall apply to or have any effect on any director or officer of the corporation for or with respect to any acts or omissions of the director or officer occurring before the amendment or repeal.

ARTICLE XIV
AMENDMENTS

14.01 *Amendments.* The bylaws of the corporation may be amended, altered, or repealed, in whole or in part, by the shareholders or by the board of directors at any meeting duly held in accordance with these bylaws, provided that notice of a shareholders meeting at which an amendment to these bylaws is to be acted on shall include notice of the proposed amendment, alteration, or repeal.

Adoption of Bylaws

Adopted by the Board of Directors of record by resolution and vote of all directors on the date below:

April 17 2024

APPENDIX D
Financial Statements



Dunamis Charge, Inc

Financial Statements

For the years ended 2021 and 2022

Dunamis Charge, Inc

Financial Statements

For the years ended 2021 and 2022



INDEX TO AUDITED FINANCIAL STATEMENTS



July 10, 2023

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

Dunamis Charge, Inc.

19785 W. 12 Mile Rd.

345, Southfield, MI 48076

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Dunamis Charge, Inc. as of December 31, 2021 and 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunamis Charge, Inc. as of December 31, 2021 and 2022 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2, the Company has incurred cumulative net losses of $ (1,069,250) and negative cash flow from operations since incorporation. This raises substantial doubt about the company's ability to continue operations. Management's plan is also explained in note 2. Our opinion is not modified with respect to this matter.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Dunamis Charge, Inc

Balance Sheet Statement

As of December 31, 2021 & 2022

	2021	2022
ASSETS		
Current Assets		
Bank Balance	-	25,899
Total Current Assets	-	**25,899**
Non-Current Asset		
Machinery & Equipment	-	41,000
Leasehold Improvements	-	481,142
Total Non-Current Assets	-	**522,142**
TOTAL ASSETS	-	**548,041**
LIABILITIES AND EQUITY		
Liabilities		
Promissory Notes	-	1,592,142
Total Liabilities	-	**1,592,142**
Equity		
Common Stock – *60,000 issued and outstanding (no par value)*	-	-
Additional Paid in Capital	-	25,149
Retained Earnings	-	(1,069,250)
Total Equity	-	**(1,044,101)**
TOTAL LIABILITIES AND EQUITY	-	**548,041**

Dunamis Charge, Inc

Income Statement

As of December 31, 2021 & 2022

	2021	2022
Revenues		
TOTAL REVENUES	-	-
Operating Expenses		
Engineering Expenses	-	336,029
Professional Fees	-	324,163
Legal Fees	-	90,153
IT & Software Expenses	-	85,894
Travel Expenses	-	77,544
Rent & Lease Expenses	-	71,575
Advertising & Marketing Expenses	-	60,349
General and Administrative Expenses	-	23,543
Total Operating Expenses	-	1,069,250
NET INCOME (LOSS)	-	(1,069,250)

Dunamis Charge, Inc

Statement of Changes in Equity

As of December 31, 2021 & 2022

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance - January 1, 2021	-	-	-	-
Capital Contributions During 2021	-	-	-	-
Net Income (Loss) - December 31, 2021	-	-	-	-
Balance - December 31, 2021	**-**	**-**	**-**	**-**
Capital Contributions During 2022	-	25,149	-	25,149
Net Income (Loss) - December 31, 2022		-	(1,069,250)	(1,044,101)
Balance - December 31, 2022	**-**	**25,149**	**(1,069,250)**	**(1,044,101)**

Dunamis Charge, Inc

Statement of Cash Flows

As of December 31, 2021 & 2022

	2021	2022
Cash Flows from Operating Activities		
Net Income (Loss)	-	(1,069,250)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net Cash Used in Operating Activities	**-**	**(1,069,250)**
Cash Flows from Investing Activities		
Purchases of new assets	-	(522,142)
Net Cash Flows from Investing Activities	**-**	**(522,142)**
Cash Provided by Financing Activities		
Promissory Note	-	1,592,142
Net Contributions	-	25,149
Net Cash Provided by Financing Activities	**-**	**1,617,291**
Net Change in Cash	**-**	**25,899**
Cash and Cash Equivalents - Beginning of Year	-	-
Cash and Cash Equivalents - End of Year	**-**	**25,899**

The accompanying notes are an integral part of these financial statements

Dunamis Charge, Inc

Notes to the Financial Statements

As of December 31, 2021 & 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Dunamis Charge, Inc. was incorporated in Michigan on March 26th, 2020 with a mission to make high-quality, affordable EV charging solutions accessible everywhere.

Dunamis Charge takes great pride in empowering individuals and enhancing their mobility, with a strong emphasis on energy cost savings for our customers across various sectors. We are committed to making best-in-class, cost-effective EV charging solutions available while benefiting our planet.

Dunamis Charge aims to transform lives with world-class, dependable EV charging technology. We are dedicated to revolutionizing how people access energy. Our goal is to create a world where going electric is easy and accessible for everyone, whenever and wherever it's needed.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned no revenues from its primary operations since incorporation. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). One of the disclosures required by SFAS 7 is that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, members equity, and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from financing activities. The Company has incurred cumulative net losses of $(1,069,250) and negative cash flow from operations since incorporation.

Management's plans include raising additional equity financing. There can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all. However, the Dunamis Clean Energy LLC (a related party company) management have the intent to fund its operations until the company successfully start producing its products.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition, and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

Dunamis Charge, Inc

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

<u>Cash</u>

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

<u>Accounts Receivables and Allowance for Doubtful Accounts</u>

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

NOTE 4 – PROMISSORY NOTE

The company signed a promissory note amounted $2,444,482 with a related party company to finance its operating and investing activities with a 4% annual interest rate. The company has utilized the amount of 1,592,142 as of December 31, 2022.

NOTE 5 – EQUITY

The company is authorized to issue 2,000,000 shares of common stock with no par value, as of December 31, 2022 the company has 60,000 shares issued and outstanding.

NOTE 6 – CONTINGENCY

In the normal course of operations, there could be outstanding contingent liabilities resulting from lawsuits, governmental agency assessments, etc., which are not known to the Company and therefore have not been reflected in the accompanying financial statements. The Company's management is of the opinion that such liabilities, if any, will be either immaterial or the Company's insurance coverage is adequate to cover any potential losses.

Dunamis Charge, Inc

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 7 – NON-CURRENT ASSETS

The company is acquiring the necessary machinery and equipment that are necessary to run its operations, and has capitalized the leasehold improvement expenses. The company management will estimate the useful life of those equipment and account for depreciation once they start the company operations.

APPENDIX E
Shareholders Agreement

SHAREHOLDERS AGREEMENT
BY AND BETWEEN
DUNAMIS CHARGE, INC.
AND
NATALIE M. KING

This Shareholders Agreement, made and entered into this 17 day of April 2024, by and among Dunamis Charge, Inc., a Michigan Corporation (the "Corporation"), and Natalie M. King, individually and as the sole shareholder of the Corporation ("Shareholder") pursuant to Section 450.1488 of the Michigan Business Corporations Act ("the Act")

RECITALS

WHEREAS, on January 27, 2023, a Certificate of Amendment was filed with the State of Michigan pursuant to Section 450.1525 of the Act increasing the total number of authorized common stock from 60,000 to 2,000,000 and issuing all of the authorized common stock to Shareholder subject to a repurchase option of the Company as further described in a Restricted Stock Purchase Agreement dated April 17, 2024 ("Shares");

WHEREAS, Shareholder is the respective owner of the shares set forth opposite their names in EXHIBIT A ("List of Shareholders or CAP Table").

WHEREAS, the Shareholder desires to enter into an agreement, which will be binding on the Corporation and all of its shareholders existing now and in the future, regulating various aspects of the internal affairs of the Corporation, the relations of the shareholders and the relations of the shareholders to the board of directors;

WHEREAS, the Shareholder is permitted pursuant to Section 450.1488 of the Act and Section 4.13 of the 2nd Amended Bylaws of the Corporation to enter into an agreement with the Corporation establishing who shall be directors or officers of the Corporation, including the terms of office or manner of selection or removal of directors or officers of the Corporation; restricting the discretion or power of the board; governing the exercise or division of voting power by or between the shareholders and directors of the Corporation; setting forth the terms and conditions of any agreement for the provision of services between the Corporation and any shareholder, director, officer, or employee of the Corporation; transferring to 1 or more shareholders or other persons all or part of the authority to exercise the corporate powers and to manage the business and affairs of the Corporation; and governing the general exercise of the corporate powers and the management of the business and affairs of the Corporation and the relationship among the shareholders, as well as the directors, so long as such agreement is not contrary to public policy ("Shareholders Agreement");

WHEREAS, the parties have agreed that it is in the best interest of the Corporation to enter into a Shareholders Agreement that governs both the specific and the general authority to exercise corporate powers and manage the business and affairs of the Corporation in order to better ensure the profitability, growth, and sustainability of the Corporation;

WHEREAS, Shareholder is a Director of the Corporation and currently holds the offices of President, Treasurer, and Secretary;

WHEREAS, the parties to this Agreement desire that Shareholder maintains her position as Director and President of the Corporation throughout the existence of the Corporation and may only be removed per the terms of this Agreement;

WHEREAS, the Corporation wishes to allot Shareholder one vote per share held at any shareholders meeting, as well as one vote at any meeting of the Board of Directors;

WHEREAS, the parties to this Agreement agree that Shareholder, along with her relevant experience and working history, is the best candidate to serve as the Chief Executive Officer of the Corporation and shall be employed as such under terms and conditions outlined in an employment agreement fully executed by both parties;

WHEREAS, the Corporation is a certified minority business enterprise and both Shareholder and Corporation desire that the Corporation remains a certified minority business enterprise through majority-minority shareholdership throughout the life of its existence;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, it is hereby agreed as follows:

Section 1. Establishing Directors and Officers of the Corporation. Directors of the Corporation shall be elected at each annual shareholders meeting by shareholders entitled to vote. Officers of the Corporation shall be appointed or elected by the Board of Directors. Notwithstanding the above, the Shareholder shall maintain her position as Director and President of the Board of Directors of the Corporation throughout the existence of the Corporation and may only be removed per the terms of this Agreement, unless otherwise prohibited by law. In the event of the death or removal of Shareholder, the remaining directors shall continue to serve as the directors until the next annual meeting of the shareholders, unless a vacancy is filled in accordance with Section 5.03 of the By-Laws.

Section 2. Voting Power Among Shareholders. The Shareholder shall have one vote per share held for any matter put to a vote of the shareholders, including but not limited to, the issuance, repurchase, restructuring, or recapitalization of the shares of the Corporation; the amendment or restatement of the articles of incorporation or the By-Laws of the Corporation; the appointment, removal, or replacement of any members of the Board of Directors of the Corporation; and the execution or amendment of any employment, management, consulting or similar contract for any of the directors and other key management personnel. Shareholder shall hold the majority of shares of any class of shares held within the Corporation, except where prohibited by law. Shareholder shall take all action necessary to ensure that the articles of incorporation and By-Laws of the Corporation are adopted, amended and consistent with the agreement, terms and conditions and intentions of this Shareholders Agreement, as it may from time to time be amended.

Section 3. Voting Power By and Between Shareholders and Directors. The Shareholder shall have the power to veto any decision by the Board of Directors through written notice of disapproval on any action without a meeting of the shareholders or through a vote in the negative as recorded in the meeting minutes of the shareholders of the Corporation. The Shareholder vote in the negative shall constitute the minimum number of votes necessary to authorize a veto vote by the Shareholder at a meeting of the shareholders at which the Shareholder was present and voted. This section constitutes consent in writing of all shareholders entitled to vote or to take action without a meeting, without prior notice, and without a vote, of any written notice of disapproval in the form of a veto by the Shareholder.

Section 4. Corporation Agreements for the Provision of Services. The Corporation shall enter into an employment agreement with Shareholder for the provision of services of a Chief Executive Officer (CEO). This employment agreement for Shareholders' position as CEO shall not be terminated by the Corporation except for good cause as defined in an employment agreement or as required by law. Shareholder may terminate or resign from her employment of CEO at any time.

Section 5. Corporate Powers and Business Affairs. All authority of the Corporation shall be exercised at any time by or under the direction of the Board of Directors, except as otherwise provided in the Bylaws of the Corporation and Section 3 of this Shareholders Agreement. For the purpose of any rule of law relating to the Corporation or any provision of applicable law or of the Corporation's articles of incorporation or bylaws, the term "director," means with respect to the Corporation, the Shareholder.

Section 6. Relationship Among Shareholders and Directors. The Corporation is a Minority Business Enterprise certified by the National Minority Supplier Development Council. The Corporation shall continue to be a certified Minority Business Enterprise (MBE) in perpetuity through the majority ownership of shares held by racial minorities, as that is defined and certified by the National Minority Supplier Development Council, or other comparable certifying organization. The Corporation shall continue to be a certified MBE despite any transfer of shares, or recapitalization, merger, plan of share exchange, reorganization, sale of assets, or liquidation of the Corporation. Shareholder shall remain the majority shareholder of the Corporation until death or upon a Permitted Transfer of Shares as defined in the Bylaws.

Section 7. Liability of Shareholders and Directors. The Directors and Officers of the Corporation shall be relieved of the liability for acts or omissions imposed by law on directors or officers for the acts or omissions of the Shareholder in her capacity as Director and President of the board of directors. The Corporation shall indemnify Shareholder for any acts or omissions in performance of this Shareholders Agreement to the extent allowed by law and as provided in the Bylaws of the Corporation. The existence or performance of this Shareholders Agreement does not impose personal liability on any shareholder for the acts, omissions, or debts of the Corporation.

Section 8. Uncertificated Shares. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send the shareholder a written statement or notice of stock issuance with a conspicuous legend that expresses the existence and subjugation of this Shareholders Agreement.

Section 9. Intellectual Property. Shareholder alone (and its licensors, where applicable) shall own all right, title and interest, including all related Intellectual Property Rights of the Corporation. This Shareholders Agreement is not a sale and does not convey to the Corporation any rights of ownership in or related to any Intellectual Property Rights owned by the Shareholder. The Company name, the Company logo, and the product names associated with the Company are trademarks of Shareholder or third parties, and no right or license is granted to the Company to use them without the prior written consent of the Shareholder.

Section 10. Dissolution of the Corporation. A recommendation to the shareholders by the board of directors to dissolve or revoke a dissolution of the Corporation may only be voted in the affirmative or negative by the Shareholder.

Section 11. Amendment. This Shareholders Agreement may only be amended through written consent of the Shareholder.

Section 12. Termination. This Shareholders Agreement shall terminate upon the first to occur of the following events:
   A. The written approval to revoke this Shareholders Agreement by the Shareholder.
   B. The bankruptcy or receivership of the Corporation (but such termination shall not extinguish the rights or obligations of the parties hereunder arising out of any event occurring prior to such termination).
   C. Upon the shares of the Corporation becoming publicly traded on a publicly recognized stock exchange, such as the New York Stock Exchange or the American Stock Exchange.

Section 13. Shareholders Agreement Supersedes Articles and Bylaws.

Any provision of the Corporation's articles or By-Laws which conflicts with any provision of this Shareholders Agreement is deemed superseded by this Shareholders Agreement.

Section 14. Notices.

All notices or other communications given or made hereunder shall be in writing and shall be either hand delivered or sent via email or U.S.-certified mail to the following addresses:

> To the Company:
>
> Natalie King
> Dunamis Charge, Inc
> 19785 W.12 Mile Rd., Ste. 345
> Southfield, MI 48076
> nking@dunamisenergy.com

Section 15. General Provisions.

a. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan and, to the extent it involves any United States statute, in accordance with the laws of the United States.

b. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

c. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

d. This Agreement constitutes the entire agreement between the Company and the Shareholder with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties or agreements, whether oral or written.

[Signature Pages Follow]

Executed by the undersigned on April **17**, 2024

_____
Natalie M. King
Shareholder

APPENDIX F
Restated Articles of Incorporation

CSCL/CD-510 (Rev. 09/21) 02

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	AC1 (FOR BUREAU USE ONLY) ADJUSTED TO AGREE WITH BUREAU RECORDS
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Tran Info: 4 1 25391400-1
Chk # 1464 $200
Tran Info: 1 25391400-2
Chk # 1464 $10

Name		
Elizabeth L. Carter ESQ., LLC		
Address		
12222 South Harvard Avenue		
City	State	ZIP Code
Chicago	IL	60628

EFFECTIVE DATE:

FILED

APR 17 2023

ADMINISTRATOR
CORPORATIONS DIVISION

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

RESTATED ARTICLES OF INCORPORATION
For use by Domestic Profit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned execute the following Articles:

1. The present name of the corporation is:
Dunamis Charge, INC.

2. The identification number assigned by the Bureau is: 802432383

3. The former name(s) of the corporation are:

4. The date of filing the original Articles of Incorporation was: March 26, 2020

The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation:

ARTICLE I

The name of the corporation is:

Dunamis Charge, INC

ARTICLE II

The purpose or purposes for which the corporation is formed are:

engaging in any activity within the purposes for which corporations may be formed under the Business Corporations Act.

AM

ARTICLE III

The total authorized shares:

1. Common Shares _____2,000,000_____   Preferred Shares _____

   A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

   The board of directors may, by action at a board meeting or by a resolution of the board, issue Common Stock at any amount, price, general formula or method by which the price will be determined, and designate any different series or classes of shares of Common Stock with such terms, conditions, rights, preferences, and features of shares of Common Stock as shall be determined and designated by the board.

ARTICLE IV

1. The name of the resident agent: _Natalie M. King_____

2. The street address of the registered office is:

   _____19785 W. 12 MILE RD #345_____   _____Southfield_____ , Michigan _____48076_____
   (Street Address)   (City)   (Zip Code)

3. The mailing address of the registered office, if different than above:

   _____   _____ , Michigan _____
   (Street Address or P.O. Box)   (City)   (Zip Code)

~~ARTICLE V (Optional. Delete if not applicable)~~

~~When a compromise or arrangement or a plan of reorganization of this corporation is proposed between the corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or share holder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation.~~

ARTICLE V

Any action required or permitted under the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder that signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation that has custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders that would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and that have not consented to the action in writing. ~~An electronic transmission consenting to an action must comply with Section 407(3).~~

ARTICLE VII (Additional provision, if any, may be inserted here; attach additional pages if needed).

5. COMPLETE SECTION (a) IF THE RESTATED ARTICLES WERE ADOPTED BY THE UNANIMOUS CONSENT OF THE INCORPORATOR(S) BEFORE THE FIRST MEETING OF THE BOARD OF DIRECTORS, OTHERWISE, COMPLETE SECTION (b). **DO NOT COMPLETE BOTH.**

a. ☐ These Restated Articles of Incorporation were duly adopted on the _____ day

of _____, ____2023____, in accordance with the provisions of Section 642 of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors.

Signed this _____ day of _____, _____

_____   _____

_____   _____

(Signatures of Incorporators; Type or Print Name Under Each Signature)

b. ✔ ☐ These Restated Articles of Incorporation were duly adopted on the ____13____ day of

____February____, ____2023____, in accordance with the provisions of Section 642 of the Act: (check one of the following)

☐ by the Board of Directors without a vote of the shareholders. These Restated Articles of Incorporation only restate and integrate and do not further amend the provisions of the Articles of Incorporation as heretofore amended and there is no material discrepancy between those provisions and the provisions of these Restated Articles.

☐ by the shareholders at a meeting in accordance with section 611(3) of the Act.

☐ were duly adopted by the written consent of the shareholders that have at least the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders that have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

☑ were duly adopted by the written consent of the shareholders entitled to vote in accordance with section 407(2) of the Act.

☐ by the Board of Directors of a profit corporation pursuant to Section 611(2) of the Act.

Signed this____7____ day of ____April____, ____2023____

By _Natalie M. King_
(Signature of an authorized officer or agent)

Natalie M. King
(Type or Print Name)